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Second Quarter Highlights

•
Revenue $267.6 million compared to $159.7 million in prior year's quarter

•
EBITDA* $50.7 million compared to $5.5 million in prior year's quarter

•
Net debt $516.3 million compared to $583.7 million in the prior year's quarter

•
Advertising revenue up 33% compared to prior year's quarter

•
CSI: NY sold in key international markets and set to premiere on CBS and CTV on September 22, 2004

•
Showcase Action surpasses 1 million subscriber mark

•
Canadian box office for Michael Moore's Fahrenheit 9/11 accounts for 16% of North American share of $100 million

        TORONTO, CANADA — August 16, 2004 — Alliance Atlantis Communications Inc. today announced financial and operating results for its second quarter period, which ended on June 30, 2004.

        Consolidated revenue for the period was $267.6 million compared to $159.7 million in the same period last year. Broadcasting recorded a 20% increase; Motion Picture Distribution recorded a 161% increase; and, as expected, Entertainment's revenue contribution increased by 3% due to reduced production volumes in line with the Company's exit from its historical production business.

        Consolidated EBITDA* for the three months ended June 30, 2004, was $50.7 million compared to $5.5 million in the prior year's period. Broadcasting contributed $21.1 million, representing a 7.1% increase; Motion Picture Distribution contributed $19.6 million representing a 113% increase; and, Entertainment's EBITDA contribution was $16.0 million compared to a loss of $16.1 million in the prior year's quarter.

        Operating earnings* (which exclude income taxes, discontinued operations, net of tax, investment gains and losses, foreign exchange gains and losses) were $19.4 million for the three months ended June 30, 2004 — compared to a loss of $22.1 million in the prior year's period. Net operating earnings* were $16.2 million in the quarter, representing the previously described operating earnings (net of $3.2 million of taxes), compared to net operating losses of $23.7 million recorded in the same period last year (net of $1.6 million of taxes). On a diluted per share basis, net operating earnings (loss) were $0.38 compared to ($0.55) in the prior year's period.

        As noted in the Company's fiscal 2003 year-end financial results release, a small portion of residual restructuring costs — classified as charges arising from ordinary operations, that are related to the extensive operating and detailed financial review of the Entertainment Group's production and distribution business — were recorded in the results for the three and six month periods ended June 30, 2004. Charges totaled $2.2 million and $4.8 million, respectively, in each of the three and six month periods ended June 30, 2004, included in operating expenses, amortization, and discontinued operations.

        Net earnings before discontinued operations for the three months ended June 30, 2004, was $14.2 million — compared to a $7.1 million net loss before discontinued operations in the same period last year. Diluted earnings per share before discontinued operations was $0.33 based on a weighted average 43.1 million shares outstanding compared to diluted loss per share before discontinued operations of $0.17 based on a weighted average 42.7 million shares outstanding in the prior year's period.

        Net earnings for the three months ended June 30, 2004, was $10.4 million — compared to a $7.1 million net loss in the same period last year. Diluted earnings per share was $0.24 based on a weighted average 43.1 million shares outstanding compared to diluted loss per share of $0.17 based on a weighted average 42.7 million shares outstanding in the prior year's period.

Operating Group Highlights

        "Alliance Atlantis' businesses delivered solid results in the second quarter as we continued to reap the benefits associated with our transformation to a broadcast-driven company. Ongoing strong advertising and subscriber revenues bolstered continued quarter-over-quarter and year-over year growth in our Broadcasting business. Our Motion Picture Distribution business recorded a strong quarter driven in part by the acquisition of Aurum Producciones S.A., and associated accretive benefit to revenue and EBITDA, and the DVD/video release of The Lord of the Rings: Return of the King. And, together with CBS productions, we are moving forward with the successful CSI spin-off CSI: NY, which is slated to air on CBS and CTV on September 22, 2004, and promises to further maximize the value of this highly successful franchise," said Michael MacMillan, Chairman and CEO.

Broadcasting

        "Consistent with past quarters, our broadcast channels continued to deliver strong results," said Mr. MacMillan. "In particular, advertising revenues for our channels once again went from strength to strength, reporting an increase of 33% from the prior year's period, and up 29% year to date. At the same time, our subscriber base for our channels continued to build. In fact, we recently announced that Showcase Action, one of the digital channels that we launched in September 2001, has now surpassed the one-million mark for subscribers — a significant achievement indeed."

        Advertising revenue has increased for all of our channels year to date, with particularly strong performance from HGTV and Showcase. This continued advertising revenue growth is in line with the strong ratings growth across all channels, including our digital channels which continue to outpace the industry for audience growth in second quarter with an increase of 75% versus an industry average of 45%.1

Alliance Atlantis Communications Inc. — Second Quarter C2004 Report                                                           Page 2

        Given the success the Company has experienced to date with its new digital channels, Alliance Atlantis announced in July of this year that it plans to launch a new lifestyle channel called Fine Living Canada. On September 3, 2004, Fine Living Canada joins Home & Garden Television (HGTV) and Food Network as the third television brand launched by Alliance Atlantis in Canada in partnership with Scripps Networks in the U.S.

Motion Picture Distribution**

        In Canada in the second quarter of Calendar 2004, Motion Picture Distribution saw continued strong performance from theatrical releases such as Quentin Tarantino's Kill Bill, Volume 2 — starring Uma Thurman; The Punisher — starring John Travolta; Ella Enchanted — starring Anne Hathaway and Minnie Driver; and an early indication of the strength for Michael Moore's provocative documentary Fahrenheit 9/11. Fahrenheit 9/11 was released six days before the end of the quarter and took in $3.7 million at the Canadian box office. This documentary film continues to be a box office hit having surpassed the $100 million mark in North America, with Canadian box office receipts as of July 30, 2004, representing 16% of the entire North American market, significantly outperforming Canada's natural North American market share of 10%.

        DVD/video releases were also strong this quarter due in large part to the release of the final installment of the Lord of the Rings trilogy The Lord of the Rings: Return of the King. Other successful releases included Quentin Tarantino's Kill Bill, Volume 1 and Cold Mountain — starring Jude Law, Nicole Kidman and Renee Zellweger. Movies such as Scary Movie 3 and Texas Chainsaw Massacre, which were released on DVD/video in the first quarter, continued to generate solid revenue in the second quarter.

        In second quarter, U.K.-based Momentum Pictures accounted for 18% of Motion Picture Distribution's revenue (2003 — 29%) and 16% of the Motion Picture Distribution Group's EBITDA (2003 — 41%). Momentum's solid results were driven in part by the success of films such as Wondrous Oblivion — starring Delroy Lindo; and Eternal Sunshine of the Spotless Mind — starring Jim Carrey and Kate Winslet, which grossed CDN$11 million.

        "With this consistent and continued strong performance, Motion Picture Distribution is well positioned for strong performance within Canada as well as internationally in the U.K. and now in Spain," said Mr. MacMillan. "For the first six months of Calendar 2004, Motion Picture Distribution continues to lead the market with a share of more than 20% of the domestic box office. Through the recent acquisition in Spain, this business now operates in three major territories that together represent almost 15% of the global box office. Motion Picture Distribution will continue to explore opportunities for further expansion within Europe, specifically in France and Germany."

        As previously announced, Motion Picture Distribution's acquisition of Aurum Producciones S.A. closed on May 12, 2004. Aurum generated strong revenue in the quarter due in large part to the strong DVD/video release of The Lord of the Rings: Return of the King. Since acquisition, Aurum accounted for 14% of Motion Picture Distribution's revenue (2003 — nil) and 8% of the Motion Picture Distribution Group's EBITDA (2003 — nil) in the second quarter.

Alliance Atlantis Communications Inc. — Second Quarter C2004 Report                                                           Page 3

Entertainment

        "During this quarter we began to reap the benefits associated with having a much narrower focus for this business. Specifically, together with CBS productions, we were able to introduce CSI: NY to the North American primetime schedule on CBS and CTV as well as securing key international sales including Australia (Channel 9), France (TF1), Germany (VOX), Spain (Telecinco), and the U.K. (Channel Five). This disciplined focus will continue to be a guiding principle for the Company moving forward," said Mr. MacMillan.

        The CSI franchise accounted for 61% of Entertainment's second quarter revenue and 60% of Entertainment's second quarter gross profit. The original CSI: Crime Scene Investigation ended the broadcast season as the #1 series on U.S. television (based on households), while CSI: Miami finished off the season as the most watched series on U.S. television on Monday nights. The Company continues to leverage the CSI franchise domestically and internationally with international sales of CSI and CSI: Miami now standing at more than 150 territories sold. CSI: NY was picked up by CBS and CTV in May and will air on Wednesday nights during the 2004/2005 broadcast year starting on September 22, 2004.

About Alliance Atlantis Communications

        Alliance Atlantis Communications Inc. is a leading specialty broadcaster. The Company also co-produces and distributes a limited number of television programs in Canada and internationally, including the hit CSI franchise, and holds a 51% limited partnership interest in Motion Picture Distribution LP, Canada's leading motion picture distribution business. The Company's common shares are listed on the Toronto Stock Exchange — trading symbols AAC.A, AAC.B and on NASDAQ — trading symbol AACB. The Company's Web site is www.allianceatlantis.com.

*
In addition to the results reported in accordance with Canadian GAAP, the Company uses various non-GAAP financial measures, which are not recognized under Canadian or United States GAAP, as supplemental indicators of our operating performance and financial position. These non-GAAP financial measures are provided to enhance the user's understanding of our historical and current financial performance and our prospects for the future. Management believes that these measures provide useful information in that they exclude amounts that are not indicative of our core operating results and ongoing operations and provide a more consistent basis for comparison between years. The Company uses the following measures:

        Earnings (loss) before undernoted (EBITDA)    The Company uses EBITDA to measure operating performance. EBITDA, calculated using figures determined in accordance with Canadian GAAP, is defined as earnings (loss) before undernoted, which are earnings before amortization, unusual items, interest, equity losses in affiliates, minority interest, investment gains and losses, foreign exchange gains and losses, income taxes and discontinued operations, net of tax.

Alliance Atlantis Communications Inc. — Second Quarter C2004 Report                                                           Page 4

        Operating earnings (losses) and net operating earnings (losses) Operating earnings (losses) has been defined as earnings (loss) from operations before undernoted and discontinued operations, which are earnings before investment gains and losses, foreign exchange gains and losses, income taxes and discontinued operations, net of tax. Net operating earnings (losses) is defined as operating earnings (losses), net of an applicable portion of income tax.

Source: NMR Mo-Su 6a-6a AMA Ad 25-54 Spring 2004 (04/05/04-06/27/04) vs. Spring 2003 (04/07/03-06/29/03)

**
Alliance Atlantis holds a 51% limited partnership interest in Motion Picture Distribution LP — a motion picture distributor in Canada, the U.K. and Spain — with a minority interest held by unit holders of the Movie Distribution Income Fund (TSX: FLM.UN).

        This report to shareholders and attachments contain forward-looking statements that involve a number of risks and uncertainties. Among the important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are market and general economic conditions and the risk factors detailed from time to time in the Company's periodic reports and registration statements filed with the Canadian securities regulatory authorities and the US Securities and Exchange Commission.

Shareholder and Investor Information

Stock Exchange Listings: Toronto Stock Exchange — AAC.A, AAC.B NASDAQ — AACB	Investor Contacts: W. Judson Martin Senior Executive Vice President and Chief Financial Officer Tel: (416) 967-1174
Webcast of Call:
A live audio internet webcast of Alliance Atlantis Communications' quarterly earnings conference call with analysts took place on August 16, 2004 at 11:00 a.m. ET. The call is archived and available for replay at www.allianceatlantis.com/corporate/inv_relations/aa.asp.	Andrew Akman Vice President, Corporate Development and Investor Relations Tel: (416) 966-7701
Investor's Line: (416) 966-7272	E-mail Inquiries: investor@allianceatlantis.com
Internet website: www.allianceatlantis.com	Transfer Agent: Computershare Trust Company of Canada 100 University Avenue 11th Floor Toronto, Ontario M5J 2Y1

Alliance Atlantis Communications Inc. — Second Quarter C2004 Report                                                           Page 5

June 30, 2004

Consolidated Financial Statements and
Supplemental Information

For the Three Months and Six Months Ended
June 30, 2004 and 2003

(Unaudited)

The interim Consolidated Financial Statements for the three month and six month periods ended
June 30 have not been reviewed by an auditor.

Alliance Atlantis Communications Inc.
Management Report

The accompanying unaudited interim consolidated financial statements and supplemental information of Alliance Atlantis Communications Inc. are the responsibility of management and have been approved by the Board of Directors. The unaudited interim consolidated financial statements and supplemental information have been prepared by management in accordance with Canadian generally accepted accounting principles. The interim unaudited consolidated financial statements and supplemental information include some amounts and assumptions based on management's best estimates which have been derived with careful judgement.

In fulfilling its responsibilities, management of the Company has developed and maintains a system of internal accounting controls. These controls are designed to ensure that the financial records are reliable for preparing the financial statements. The Board of Directors of the Company carries out its responsibility for the financial statements through its Audit Committee. The Audit Committee reviews the Company's interim consolidated financial statements and recommends their approval by the Board of Directors.

August 16, 2004

W. JUDSON MARTIN	RITA A. MIDDLETON
Senior Executive Vice President and Chief Financial Officer	Senior Vice President, Finance - Corporate Group

2

Alliance Atlantis Communications Inc.
Consolidated Balance Sheets
(unaudited)
(in millions of Canadian dollars)

	June 30, 2004	December 31, 2003	June 30, 2003
			(revised)
Assets
Cash and cash equivalents	6.2	95.4	1.7
Accounts receivable	405.6	277.8	277.0
Loans receivable	—	0.2	7.2
Investment in film and television programs (note 2):
Broadcasting	194.7	180.2	186.6
Motion Picture Distribution	189.5	153.4	130.7
Entertainment	174.2	246.6	464.9
Development costs	1.9	3.2	32.9
Property and equipment	48.0	52.2	58.7
Assets related to discontinued operations (note 12)	—	9.3	18.2
Investments	18.6	17.8	22.7
Future income taxes	88.4	84.8	118.8
Other assets	30.1	33.5	37.8
Broadcast licences	109.3	109.3	109.3
Goodwill and other intangibles (note 3)	219.1	152.5	152.5

	1,485.6	1,416.2	1,619.0

Liabilities
Senior revolving credit facilities (note 4)	71.0	—	175.4
Accounts payable and accrued liabilities	507.2	521.5	495.2
Income taxes payable	38.4	30.9	24.5
Liabilities related to discontinued operations (note 12)	1.1	5.3	4.5
Deferred revenue	23.6	28.9	25.3
Term loans (note 5)	51.4	79.4	5.8
Senior subordinated notes (note 7)	400.1	389.0	404.2
Minority interest	62.2	42.2	22.2

	1,155.0	1,097.2	1,157.1

Shareholders' Equity
Share capital and other (note 8)	722.2	717.4	714.8
Deficit	(393.8)	(402.2)	(239.7)
Cumulative translation adjustments	2.2	3.8	(13.2)

	330.6	319.0	461.9

	1,485.6	1,416.2	1,619.0

Commitments and contingencies (note 17)

The accompanying notes form an integral part of these interim consolidated financial statements.

3

Alliance Atlantis Communications Inc.
Consolidated Statements of Earnings (Loss)
For the periods ended June 30, 2004 and June 30, 2003
(unaudited)
(in millions of Canadian dollars)

	Three months ended June 30,		Six months ended June 30,
	2004	2003	2004	2003
		(revised)		(revised) (Pro forma) (note 1)
Revenue
Broadcasting	62.8	52.4	118.7	101.8
Motion Picture Distribution	155.3	59.4	250.7	144.5
Entertainment	49.3	47.9	109.2	138.8
Other	0.2	—	0.6	0.4

	267.6	159.7	479.2	385.5
Direct operating expenses	182.4	123.7	328.0	286.8

Direct profit
Broadcasting	36.5	31.9	68.4	60.7
Motion Picture Distribution	26.4	14.8	47.9	28.4
Entertainment	22.0	(10.7)	34.3	9.2
Other	0.3	—	0.6	0.4

	85.2	36.0	151.2	98.7
Operating expenses	34.5	30.5	67.4	66.4

Earnings (loss) before undernoted and discontinued operations
Broadcasting	21.1	19.7	38.6	31.3
Motion Picture Distribution	19.6	9.2	35.9	17.7
Entertainment	16.0	(16.1)	22.9	(3.5)
Other	(6.0)	(7.3)	(13.6)	(13.2)

	50.7	5.5	83.8	32.3
Amortization, including development costs charges	5.4	8.0	11.9	22.0
Unusual items (note 14)	—	—	—	3.9
Interest (note 10)	16.1	18.6	30.7	44.2
Equity losses in affiliates	0.1	0.1	0.1	(0.1)
Minority interest	9.7	0.9	17.5	2.4

Earnings (loss) from operations before undernoted and discontinued operations	19.4	(22.1)	23.6	(40.1)
Investment (gains) losses, net (note 11)	(0.1)	—	(0.4)	12.1
Foreign exchange losses (gains)	2.3	(21.1)	4.9	(48.0)

Earnings (loss) before income taxes, and discontinued operations	17.2	(1.0)	19.1	(4.2)
Provision for income taxes	3.0	6.1	6.1	14.8

Net earnings (loss) before discontinued operations	14.2	(7.1)	13.0	(19.0)
Discontinued operations, net of tax (note 12)	(3.8)	—	(4.6)	(0.6)

Net earnings (loss) for the period	10.4	(7.1)	8.4	(19.6)

Earnings (Loss) per Common Share before discontinued operations (note 9)
Basic	$0.33	$(0.17)	$0.30	$(0.44)
Diluted	$0.33	$(0.17)	$0.30	$(0.44)

Earnings (Loss) per Common Share (note 9)
Basic	$0.24	$(0.17)	$0.20	$(0.46)
Diluted	$0.24	$(0.17)	$0.19	$(0.46)

The accompanying notes form an integral part of these interim consolidated financial statements.

4

Alliance Atlantis Communications Inc.
Consolidated Statements of Deficit
For the periods ended June 30, 2004 and June 30, 2003
(unaudited)
(in millions of Canadian dollars)

	Three months ended June 30,		Six months ended June 30,
	2004	2003	2004	2003
		(revised)		(revised) (Pro forma) (note 1)
Deficit — beginning of period as previously reported (note 15)	(404.2)	(183.3)	(402.2)	(186.6)
Adjustment for revision of prior years' results (note 15)	—	(49.3)	—	(33.5)

Deficit — beginning of period, restated	(404.2)	(232.6)	(402.2)	(220.1)
Net earnings (loss) for the period	10.4	(7.1)	8.4	(19.6)

Deficit — end of period	(393.8)	(239.7)	(393.8)	(239.7)

The accompanying notes form an integral part of these interim consolidated financial statements.

5

Alliance Atlantis Communications Inc.
Consolidated Statements of Cash Flows
For the periods ended June 30, 2004 and June 30, 2003
(unaudited)
(in millions of Canadian dollars)

	Three months ended June 30,		Six months ended June 30,
	2004	2003	2004	2003
		(revised)		(revised) (Pro forma) (note 1)
Cash and cash equivalents provided by (used in)
Operating activities
Net earnings (loss) for the period	10.4	(7.1)	8.4	(19.6)
Items not affecting cash
Amortization of film and television programs:
Broadcasting	23.2	17.7	44.3	33.9
Motion Picture Distribution	34.2	13.7	48.6	32.1
Entertainment	24.0	54.6	68.3	134.2
Development costs charges	1.6	3.9	4.4	13.1
Amortization of property and equipment	3.1	3.3	6.0	7.0
Amortization of other assets	2.0	2.2	4.0	4.3
Reduction of goodwill	0.6	—	0.6	—
Loss on sale of discontinued operations	0.7	—	0.7	—
Investment (gains) losses	(0.1)	—	(0.4)	12.1
Equity (income) losses in affiliates	0.1	0.1	0.1	(0.1)
Minority interest	9.7	0.9	17.5	2.4
Future income taxes	(2.1)	(10.7)	(3.6)	(0.7)
Unrealized net foreign exchange gains	(0.5)	(32.7)	6.0	(64.5)
Stock-based compensation	1.1	0.5	4.0	0.1
Investment in film and television programs:
Broadcasting	(37.4)	(32.6)	(58.8)	(59.9)
Motion Picture Distribution	(26.7)	(12.5)	(38.7)	(38.4)
Entertainment	(7.7)	(40.8)	(68.8)	(117.8)
Development cost expenditures	(0.3)	(3.1)	(3.1)	(6.2)
Net changes in other non-cash balances related to operations	(124.5)	(39.5)	(118.8)	32.0
Discontinued operations	2.0	0.7	2.5	(2.3)

	(86.6)	(81.4)	(76.8)	(38.3)

Investing activities
Loans receivable	—	0.3	0.2	0.7
Property and equipment	(0.5)	(0.4)	(1.4)	(1.5)
Long-term investments	(0.1)	—	(0.1)	(0.1)
Business acquisition (note 3)	(35.4)	—	(35.4)	—
Proceeds from sale of investments and subsidiaries	1.7	—	1.9	3.0
Discontinued operations	—	(0.3)	—	(0.9)

	(34.3)	(0.4)	(34.8)	1.2

Financing activities
Senior revolving credit facilities, net	46.0	85.1	46.0	48.7
Deferred financing costs	(1.0)	(3.2)	(1.0)	(11.1)
Repayment of credit facility (note 3)	(27.5)	—	(27.5)	—
Repayment of term loans	(1.8)	—	(3.0)	—
Issue of Ordinary LP units	15.0	—	15.0	—
Distributions paid to minority interest	(7.1)	—	(10.6)	—
Issue of share capital	1.7	0.1	4.2	0.4
Discontinued operations	—	(0.4)	(0.7)	(0.9)

	25.3	81.6	22.4	37.1

Change in cash and cash equivalents	(95.6)	(0.2)	(89.2)	—
Cash and cash equivalents — beginning of period	101.8	1.9	95.4	1.7

Cash and cash equivalents– end of period	6.2	1.7	6.2	1.7

The accompanying notes form an integral part of these interim consolidated financial statements.

6

ALLIANCE ATLANTIS COMMUNICATIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2004
(unaudited)

        Alliance Atlantis Communications Inc. (the "Company") is a vertically integrated broadcaster, creator and distributor of filmed entertainment content. As described in note 13, the Company's principal business activities are carried out through three operating segments: Broadcasting, Motion Picture Distribution and Entertainment.

1.     Significant Accounting Policies

Basis of presentation

        The accompanying unaudited interim consolidated financial statements have been prepared in accordance with the requirements of Canadian Institute of Chartered Accountants ("CICA") Handbook Section 1751, "Interim Financial Statements." Accordingly, certain information and footnote disclosure normally included in annual financial statements prepared in accordance with Canadian generally accepted accounting principles ("GAAP") have been omitted or condensed. These unaudited interim consolidated financial statements and supplemental information should be read in conjunction with the Company's audited consolidated financial statements as of and for the nine months ended December 31, 2003, as set out in the December 2003 Annual Report.

        In the opinion of management, these statements include all adjustments (consisting of normal recurring accruals) considered necessary by management to present a fair statement of the results of operations, financial position and cash flows. The unaudited interim consolidated financial statements were prepared using the same accounting policies and methods as those used in the Company's consolidated financial statements for the nine months ended December 31, 2003, except as discussed in note 16.

Change to fiscal year end

        In December 2003, the Company changed its fiscal year end from March 31 to December 31. For comparison purposes, these financial statements include the unaudited results for the three months and six months ended June 30, 2003. The pro forma results for the six months ended June 30, 2003 were compiled by adding the three months ended March 31, 2003 to the three months ended June 30, 2003.

Revisions

        During the nine months ended December 31, 2003 the Company identified certain revisions to its prior years' financial statements. These items were identified primarily as a result of an extensive review of Entertainment's distribution and participation liabilities, and the Company's consolidation process. The total amount of these charges has been recorded through restatements of previously reported amounts. Accordingly, the previously reported results of operations and financial position for the Company have been changed for the three months and six months ended June 30, 2003. (See note 15).

Discontinued Operations

        The results of discontinued operations have been presented on a one-line basis, net of the provisions for income taxes, in the statements of earnings (loss). Amortization expense, interest, direct operating costs and income taxes have been allocated to discontinued operations. General corporate overheads have not been allocated to discontinued operations. (See note 12).

7

2.     Investment in Film and Television Programs

	Broadcasting	Motion Picture Distribution	Entertainment
June 2004
Theatrical Release
Released, net of accumulated amortization	—	168.1	21.0
Completed and not released	—	21.4	—
Non-Theatrical Film and Television Programs
Released, net of accumulated amortization	—	—	132.9
Acquired library, net of accumulated amortization	—	—	20.2
Programs in progress	—	—	0.1
Broadcasting rights, net of accumulated amortization	194.7	—	—

	194.7	189.5	174.2

	Broadcasting	Motion Picture Distribution	Entertainment
December 2003
Theatrical Release
Released, net of accumulated amortization	—	128.5	22.3
Completed and not released	—	24.9	—
Programs in progress	—	—	4.6
Non-Theatrical Film and Television Programs
Released, net of accumulated amortization	—	—	192.0
Acquired library, net of accumulated amortization	—	—	20.7
Programs in progress	—	—	7.0
Broadcasting rights, net of accumulated amortization	180.2	—	—

	180.2	153.4	246.6

8

	Broadcasting	Motion Picture Distribution	Entertainment
June 2003 (revised)
Theatrical Release
Released, net of accumulated amortization	—	108.3	53.4
Completed and not released	—	22.4	6.2
Programs in progress	—	—	7.3
Non-Theatrical Film and Television Programs
Released, net of accumulated amortization	—	—	352.2
Acquired library, net of accumulated amortization	—	—	28.0
Programs in progress	—	—	17.8
Broadcasting rights, net of accumulated amortization	186.6	—	—

	186.6	130.7	464.9

3.     Business Acquisition

        On May 12, 2004, a 51% owned subsidiary of the Company, Motion Picture Distribution LP ("Distribution LP"), acquired 100% of the issued and outstanding shares of Aurum Producciones, S.A. ("Aurum"), a Spanish based company that distributes motion pictures in all media (theatrical, video/DVD and television), for cash consideration of $55.1 including $1.7 in cash expenses.

        The purchase price was funded through increased borrowing under Distribution LP's senior credit facility, and issuance of Ordinary LP Units. Distribution LP entered into an amended and restated credit agreement with its senior lenders to increase the authorized borrowing under its senior credit facility from $100.0 to $125.0. The Movie Distribution Income Fund ("the Fund"), the minority interest unitholder of Distribution LP, completed a private placement of 1,436,000 units from treasury at a price of $10.45 per unit. The Fund applied the gross proceeds of the private placement to acquire 1,436,000 Ordinary LP Units of Distribution LP. In order to maintain its 51.0% interest in Distribution LP, the Company also acquired 1,494,612 Ordinary LP Units of Distribution LP at $10.45 per unit, such that Distribution LP realized combined gross proceeds of $30.6 from the offering of Ordinary LP Units. As part of the issuance of Fund units on May 12, 2004, the issuance costs of $1.0 were borne by Distribution LP.

        The acquisition was accounted for under the purchase method and the results of operations have been included in the consolidated statement of earnings from the date of acquisition. The transaction resulted in an allocation to goodwill and other intangible assets of $70.2. The preliminary purchase price has been allocated as follows:

Net assets acquired
Cash	20.5
Accounts receivable	25.2
Investment in film and television programs	43.1
Property and equipment	0.5
Goodwill and other intangible assets	67.3
Film contracts	2.9
Prepaid expenses and other assets	1.2

Total assets acquired	160.7
Less: liabilities assumed
Accounts payable and accrued liabilities	71.5
Deferred revenue	6.6
Revolving credit facility	27.5

Net assets acquired	55.1

9

        The preliminary purchase price allocation has been prepared based on all relevant information at the time of preparing these interim consolidated financial statements. Distribution LP continues to refine the purchase equation for the acquisition of Aurum with respect to the values assigned to identifiable assets and liabilities. The purchase price allocation is not yet completed and the amounts assigned to the assets and liabilities may be subject to adjustment pending completion of final valuations.

        During the period ended June 30, 2004, Aurum utilized future income tax assets of $0.6, which resulted in a reversal of the related valuation allowance, and a reduction in goodwill of $0.6.

        The preliminary purchase price allocation resulted in an excess amount of $7.8 being allocated to investment in film and television programs. This excess amount is accounted for by allocating the amounts to the individual film and television programs and amortizing based on the individual film forecast method whereby costs are amortized in the proportion that current revenue bears to management's estimate of ultimate revenues expected to be recognized from the exploitation, exhibition or licencing of the film or television program.

        Management's estimate of additional amortization is based on the forecast of ultimate revenues as at May 12, 2004. The amortization of the excess allocated to investment in film and television programs is $0.4 for the period from May 12, 2004 to June 30, 2004. This amortization is based on a preliminary purchase price allocation for the acquisition of Aurum, which may change and may have a significant impact on the net earnings of Distribution LP.

4.     Senior Revolving Credit Facilities

	June 30, 2004	December 31, 2003	June 30, 2003
Corporate senior revolving credit facility — authorized	300.0	300.0	525.0
Corporate senior revolving credit facility — drawn	48.6	—	175.4
Distribution LP revolving credit facility — authorized	25.0	25.0	—
Distribution LP revolving credit facility — drawn	—	—	—
Distribution LP revolving term credit facility — authorized	50.0	—	—
Distribution LP revolving term credit facility — drawn	22.4	—	—
(a)
Corporate senior revolving credit facility:

        The senior revolving credit facility provides up to $300.0 in available committed credit bearing interest at rates ranging from the Bankers' Acceptance rate and LIBOR plus 0.75% to plus 3.0%, and the Canadian prime rate and the US base rate plus up to 1.75%. The facility is due in full in January 2006.

        Substantially all of the assets of the Company and certain of its subsidiaries have been pledged as security for borrowing under the senior revolving credit facility.

        As at June 30, 2004, the Company had unused credit facilities aggregating $231.9, (December 31, 2003 — $ 232.7; June 30, 2003 — $293.3) including the outstanding letters of credit of $19.5 (December 31, 2003 — $67.3; June 30, 2003 — $56.3).

        The availability of the senior revolving credit facility is subject to the Company maintaining interest and consolidated indebtedness coverage ratios.

(b)
Distribution LP revolving credit facilities:

        On October 15, 2003, as part of the creation of the Movie Distribution Income Fund, Distribution LP negotiated a revolving credit facility which provided up to $25.0 in borrowings bearing interest at rates ranging from the Canadian prime rate and the US base rate plus 1.0% to 2.0% and the Banker's Acceptance rate and LIBOR plus 2.0% to 3.0%. The facility is a 364-day facility that can be extended for a further 364 days upon request. If the facility is not extended it is deemed converted to a non-revolving credit facility and any outstanding advances are converted to a term loan maturing 365 days after the revolving credit facility maturity date of October 13, 2004.

10

        In May 2004, Distribution LP amended and restated its credit agreement. The amended facility authorizes $25.0 additional credit and the term loan was modified resulting in $25.0 of the term loan balance being transferred to the new revolving term credit facility. The new facility bears interest at the same interest rates as the initial term loan and matures October 15, 2006. Distribution LP incurred banking fees of $1.0 as a result of the modification to the facilities, which are being deferred and amortized.

        Substantially all of the assets of Distribution LP and certain of its subsidiaries have been pledged as security for borrowings under the revolving credit facility, revolving term credit facility and term loan, discussed in note 5.

        As at June 30, 2004, Distribution LP had unused credit facilities aggregating $52.6 (December 31, 2003 — $25.0).

        The availability of the revolving credit facility is subject to Distribution LP's maintaining interest and consolidated indebtedness and net worth coverage ratios.

5.     Term Loans

	June 30, 2004	December 31, 2003	June 30, 2003
Non-revolving term facility bearing interest at rates ranging from the Canadian prime rate and the US base rate plus 1.0% to 2.0% and the Banker's Acceptance rate and LIBOR plus 2.0% to 3.0%, maturing October 15, 2006	50.0	75.0	—
Mortgages payable, collateralized by certain property, bearing interest at 7.13%, 9.99% and the commercial prime rates plus 3%, and repayable over terms extending to October 15, 2005	—	—	0.5
Industry and other term loans which are unsecured and have no fixed terms of repayment, bearing interest at various rates	0.9	3.8	4.6
Obligations under capital lease	0.5	0.6	0.7

	51.4	79.4	5.8

        In May 2004, the term loan was modified resulting in $25.0 of the term loan balance being transferred to the new revolving term credit facility.

        The term loan is secured by security interests over substantially all of the assets of Distribution LP, a pledge by Distribution LP and MP Canada Holdings Inc., a wholly-owned subsidiary of Distribution LP, of the shares or other ownership interests of its subsidiaries, a guarantee by Movie Distribution Holding Trust (Holding Trust) supported by a pledge by the Holding Trust of its LP Units, a secured guarantee of Distribution LP's obligations from each of its direct and indirect subsidiaries (other than Alliance Atlantis Cinemas), and an assignment of Distribution LP's rights in the principal distribution output agreements.

        The availability of the non-revolving term loan is subject to Distribution LP's maintaining interest and consolidated indebtedness and net worth coverage ratios.

        Required principal repayments are as follows:

Current	1.4
2005	—
2006	50.0

51.4

11

6.     Review of Operations of Entertainment

        In December 2003, the Company conducted an extensive review of its Entertainment operations and concluded that it would significantly and permanently reduce the size and scope of its production business, eliminate certain functions and certain categories of production, reduce its staffing levels and close certain offices. The restructuring decision was made based on a continued weakened international demand for prime-time dramatic programming. Under the restructuring plan, Entertainment will no longer produce prime-time drama television series (with the exception of the CSI franchise), movies-of-the-week, miniseries or theatrical motion pictures. Entertainment will focus its operations upon the acquisition of distribution and other rights to content, rather than in-house production. The Company plans to fulfill existing contracted production obligations.

        The total estimated cost of the Entertainment restructuring plan is $229.1. The following table summarizes the nature of the costs:

	Costs expensed during the nine months ended December 31, 2003	Costs expensed during the six months ended June 30, 2004	Costs related to future periods	Total estimated cost
Impairments:
Investment in film and television programs	158.9	—	—	158.9
Development costs	30.8	—	—	30.8
Investments	2.2	—	—	2.2
Loans receivable	6.4	—	—	6.4
Assets held for sale (note 12)	11.8	—	—	11.8
Employee costs:
Continuing operations	12.0	—	—	12.0
Discontinued operations	0.9	0.7	—	1.6
Lease and contract terminations	—	1.9	1.5	3.4
Other exit costs	0.7	1.0	0.3	2.0

Total restructuring costs	223.7	3.6	1.8	229.1

        Employee costs represent severance and professional fees related to the elimination of positions in Entertainment. Employee costs for discontinued operations represent severance and professional fees which have been recorded in discontinued operations on the statement of earnings (loss). As at June 30, 2004, $2.6 of these employee costs remain unpaid.

        The costs related to future periods for lease and contract terminations relate to the closure of various offices.

        Management expects that the restructuring will be substantially completed by December 31, 2004.

        The amounts expensed during the six months ended June 30, 2004 in connection with the restructuring plan are classified in the statement of earnings (loss) as follows:

Operating expenses:
Other exit costs	1.0
Amortization, including development cost charges:
Lease and contract terminations	1.9
Discontinued operations, net of tax:
Employee costs	0.7

3.6

12

7.     Senior Subordinated Notes

        On November 15, 1999, the Company issued US$150.0 senior subordinated notes bearing interest at 13% per year and maturing on December 15, 2009. Interest is payable semi-annually on June 15 and December 15. The notes are redeemable at the option of the Company, in whole or in part, at any time on or after December 15, 2004 at specified redemption rates ranging from 106.5% of the principal amount at December 15, 2004 to 100% of the principal amount after December 15, 2007, plus accrued and unpaid interest. The Company may be required to redeem the notes at up to 101% of the principal plus accrued interest in the event of a change in control. The notes are subordinated to all indebtedness of the Company and all debt and liabilities of the Company's subsidiaries, including trade payables. The Company received proceeds of $210.9, net of $8.6 of expenses, which were recognized as deferred financing costs included in other assets.

        On June 13, 2000 and January 18, 2001, the Company issued an additional US$55.0 and US$95.0 in senior subordinated notes, respectively. The US$95.0 senior subordinated notes were issued at a 1% discount. The notes carry the same terms and conditions as the senior subordinated notes issued on November 15, 1999. The Company received total proceeds of $212.6 from these transactions net of $10.1 of expenses and discount, which were recognized as deferred financing costs included in other assets.

8.     Share Capital and Other

	June 30, 2004	December 31, 2003	June 30, 2003
			(revised)
Class A Voting Shares, 2,897,171 (December — 3,220,271)	40.5	45.0	52.7
Class B Non-Voting Shares, 40,188,263 (December — 39,617,218)	679.5	670.9	661.4
Contributed Surplus	2.2	1.5	0.7

	722.2	717.4	714.8

        The Class A Voting Shares and the Class B Non-Voting Shares have identical attributes except that the Class B Non-Voting Shares are non-voting and each of the Class A Voting Shares is convertible at any time at the holder's option into one fully paid and non-assessable Class B Non-Voting Share. The Class B Non-Voting Shares may be converted into Class A Voting Shares only in certain circumstances.

        During the six months ended June 30, 2004, the following transactions occurred:

        323,100 Class A Voting shares with a paid in value of $4.5 were converted into 323,100 Class B Non-Voting Shares. In addition, 247,945 Class B Non-Voting Shares were issued under the Company's employee stock option plans and employee share purchase plan for cash of $4.1.

        The Company recorded contributed surplus of $0.5 as a result of compensation expense on the granting of stock options to its employees. The weighted average fair value of the stock options granted during the six months ended June 30, 2004 was $9.38 per option.

        In the six months ended June 30, 2004, $0.2 was accrued under the Deferred Share Unit Plan and $3.4 was accrued under the Performance Share Appreciation Plan.

        As the provisions of the Section have not been applied to stock options granted to employees prior to April 1, 2002, the resulting compensation expense may not be representative of future amounts since the estimated fair value of these employee stock options on the date of grant is measured over the vesting period and additional options may be granted in future years.

13

9.     Earnings per share

        The basic weighted average common shares outstanding for the three months and six months ended June 30, 2004 was 43.0 (June 30, 2003 — 42.7).

        The diluted weighted average common shares outstanding for the three months and six months ended June 30, 2004 was 43.1 (June 30, 2003– 42.7).

10.   Interest

	Three months ended June 30,		Six months ended June 30,
	2004	2003	2004	2003
Senior revolving credit facilities	0.8	2.7	1.6	5.1
Term loans	1.4	1.9	2.7	3.5
Senior subordinated notes	13.2	13.6	26.1	28.3
Interest (income) and other	(0.4)	0.1	(0.7)	4.9
Interest capitalized during the period	(0.2)	(1.6)	(1.5)	(3.7)
Amortization of interest previously capitalized	—	0.6	—	3.4

	14.8	17.3	28.2	41.5
Amortization of deferred financing costs	1.3	1.3	2.5	2.7

	16.1	18.6	30.7	44.2

        The weighted average interest rate for the six months ended June 30, 2004 was 11.6% (2003 — 10.5%).

11.   Investment Losses (Gains), net and Dilution Gains

(a)
During the six months ended June 30, 2004, the following transactions occurred:

        As part of the sale of the Company's investment in Galaxy Entertainment Inc. to the Cineplex Galaxy Limited Partnership, the Company received a right to receive an additional 679,498 Series 2-G Limited Partnership Units if the Cineplex Galaxy Limited Partnership achieves certain cash flow targets. During the six months ended June 30, 2004, an investment gain of $0.5 was recognized as a result of marking this right to market.

(b)
During the six months ended June 30, 2003, the following transactions occurred:

        In March 2003, the Company sold one of its real estate properties for net cash proceeds of $1.8, resulting in a gain of $0.6.

        In March 2003, an option expired that had been issued to Point.360, a publicly traded company, to purchase the Company's post-production operations resulting in a gain of $1.0. Consideration received for the option was in the form of a warrant of Point.360, which the Company continues to hold and was initially measured using the Black-Scholes Option-Pricing Model.

        During the three months ended March 31, 2003, the Company concluded a review of the carrying value of certain of its investments carried at cost. Based on this review, impairment charges totaling $13.7 were recorded with respect to the investments.

14

12.   Discontinued Operations

        As part of the Entertainment restructuring plan described in note 6, a decision was made to sell the Company's post-production businesses. Accordingly, the results of operations and financial position for the post-production businesses (the "Discontinued Businesses") have been reported as discontinued operations for all periods presented. These amounts do not include the ongoing costs to operate the businesses until disposal.

        In December 2003, the Company recorded a write down of $11.8 to property and equipment and recorded an accrual of $0.9 for severance and professional fees. During the six months ended June 30, 2004, the Company recorded a further $0.7 in severance and professional fees. As at June 30, 2004, $0.7 of these amounts remain unpaid.

        During the six months ended June 30, 2004, the Company sold its post-production businesses for total consideration of $3.3 resulting in a loss on sale of $1.3, which is included in discontinued operations, net of tax on the statement of earnings. $0.7 of the loss on sale relates to a write down of Goodwill.

        The following tables present selected financial information for the Discontinued Businesses:

	Three months ended June 30,		Six months ended June 30,
	2004	2003	2004	2003
Revenue	1.2	4.0	3.9	7.3
Direct profit	(0.5)	1.3	0.2	2.4
Loss on sale of post-production businesses	(1.3)	—	(1.3)	—
Loss before income taxes	(3.8)	(0.1)	(4.6)	(0.8)
Recovery of income taxes	—	(0.1)	—	(0.2)
Net loss from discontinued operations	(3.8)	—	(4.6)	(0.6)
Basic and diluted loss per common share	$(0.09)	—	$(0.11)	$(0.01)

	June 30, 2004	December 31, 2003	June 30, 2003
Accounts receivable	—	6.5	4.5
Property and equipment	—	2.8	12.5
Other assets	—	—	1.2

Total assets	—	9.3	18.2

Bank indebtedness	0.1	—	—
Accounts payable and accrued liabilities	1.0	4.5	2.9
Term loans	—	0.8	1.6

Total liabilities	1.1	5.3	4.5

        The balance sheets of the Discontinued Businesses have been reported as part of Entertainment in the segmented information presented in note 13.

15

13.   Segmented Information

        The Company's principal business activities are conducted through three reportable segments: Broadcasting, Motion Picture Distribution and Entertainment. Broadcasting consists of the Company's specialty television channels, which include lifestyle, drama and documentary programming. Motion Picture Distribution consists of the Company's 51% limited partnership interest in Distribution LP, a motion picture distributor in Canada, the U.K. and Spain with a minority interest held by unit holders of the Movie Distribution Income Fund. Entertainment has historically developed, produced, acquired and distributed primetime television drama, children's and documentary programming and in-house motion pictures. Under the restructuring plan described in note 6, Entertainment will no longer produce prime-time drama television series (with the exception of the CSI franchise), movies-of-the-week, miniseries or theatrical motion pictures. Entertainment will focus its operations upon the acquisition of distribution and other rights to content, rather than in-house production. Other activities primarily comprise corporate functions and historically the structured filmed entertainment financing business. While Entertainment comprises both production and distribution activities, the two components are aggregated into one reporting segment based on the similarities of their long-term financial performance, the type of customers, the methods used to distribute the product and the identical nature of the products.

        Management focuses on and measures the results of operations based on direct profit and earnings (loss) before undernoted as presented on the Company's consolidated statements of earnings (loss), provided by each business segment. Direct profit (loss) is defined as revenue less direct operating expenses, which include those expenses that are directly attributable to the cost of the product generating revenue. In the case of Entertainment and Motion Picture Distribution, these direct costs include the amortization and write off, if applicable, of investment in film and television programs and direct print and advertising spend incurred to earn revenue. In the case of Broadcasting, direct operating expenses include the amortization of the broadcast rights and the costs incurred to meet the Canadian content program expenditure requirements mandated by condition of licence by the CRTC. These include costs to create the on-air look and on-air promotion of programs. Earnings (loss) before undernoted is defined as direct profit less non-direct operating expenses, which include period costs that are not directly attributable to the product. These include such costs as salaries and benefits, occupancy, general and administrative expenses, general marketing costs, professional fees and broadcast transponder or signal delivery costs.

        Results of operations by segment are presented on the consolidated statements of earnings (loss). Management no longer focuses on or measures the results of operations for Broadcasting using the Operating Channel and Developing Channel distinction. As a result, prior period amounts have been reclassified to reflect the change in segments.

16

(a)
Information on the reportable operating segments is as follows:

	Broadcasting	Motion Picture Distribution	Entertainment	Other	Total
Three months ended June 30,
2004
Goodwill and other intangibles	41.5	68.6	109.0	—	219.1
Total assets	440.5	451.4	588.9	4.8	1,485.6
Additions to property and equipment	0.1	—	—	0.4	0.5

2003 (revised)
Goodwill and other intangibles	40.9	2.0	109.6	—	152.5
Total assets	437.6	249.3	848.0	84.1	1,619.0
Additions to property and equipment	0.1	—	—	0.3	0.4

Six months ended June 30,
2004
Goodwill and other intangibles	41.5	68.6	109.0	—	219.1
Total assets	440.5	451.4	588.9	4.8	1,485.6
Additions to property and equipment	0.3	0.1	0.1	0.9	1.4

2003 (revised)
Goodwill and other intangibles	40.9	2.0	109.6	—	152.5
Total assets	437.6	249.3	848.0	84.1	1,619.0
Additions to property and equipment	0.4	—	0.1	1.0	1.5

        Segment revenues, as presented on the consolidated statements of earnings (loss) for the quarter ended June 30, 2004 are net of intersegment sales of programming of $3.7 (June 30, 2003 — $3.1) from Motion Picture Distribution to Broadcasting and $0.7 (June 30, 2003 — $0.7) from Entertainment to Broadcasting and $0.6 (June 30, 2003 — $nil) from Entertainment to Motion Picture Distribution.

        Segment revenues, as presented on the consolidated statements of earnings (loss) for the six months ended June 30, 2004 are net of intersegment sales of programming of $7.7 (June 30, 2003 — $10.9) from Motion Picture Distribution to Broadcasting and $2.5 (June 30, 2003 — $2.4) from Entertainment to Broadcasting and $0.6 (June 30, 2003 — $nil) from Entertainment to Motion Picture Distribution.

(b)
Geographical information, based on customer location, is as follows:

	Three months ended June 30,		Six months ended June 30,
	2004	2003	2004	2003
		(revised)		(revised)
Revenue
Canada	171.2	103.4	323.1	228.8
United States	20.1	18.9	30.1	44.4
United Kingdom	30.0	19.0	51.0	43.9
Spain	21.5	—	23.0	1.1
Other Foreign	24.8	18.4	52.0	67.3

	267.6	159.7	479.2	385.5

17

        All of the Company's broadcast licences and the majority of the Company's property and equipment are in Canada. With the exception of goodwill and other intangibles arising from the acquisition of Aurum in the current quarter all of the Company's goodwill and other intangibles is in Canada. Management has not yet completed the purchase price allocation of Aurum and the amounts assigned to the assets and liabilities may be subject to adjustment pending completion of final valuations.

        A breakdown of the Company's Broadcasting revenue is as follows:

	Three months ended June 30,		Six months ended June 30,
	2004	2003	2004	2003
Broadcasting Revenue
Subscriber	27.3	25.1	53.9	49.7
Advertising and other	35.5	27.3	64.8	52.1

Total Broadcasting revenue	62.8	52.4	118.7	101.8

        The following table outlines further revenue information on Motion Picture Distribution:

	Theatrical	Video/DVD	Television	Total
Three months ended June 30, 2004
Domestic Distribution	12.6	76.8	13.6	103.0
Momentum	3.3	20.8	3.5	27.6
Aurum	1.2	20.0	—	21.2
Alliance Atlantis Cinemas	3.5	—	—	3.5

	20.6	117.6	17.1	155.3

Three months ended June 30, 2003
Domestic Distribution	8.9	21.1	9.6	39.6
Momentum	1.9	12.3	2.8	17.0
Aurum	—	—	—	—
Alliance Atlantis Cinemas	2.8	—	—	2.8

	13.6	33.4	12.4	59.4

Six months ended June 30, 2004
Domestic Distribution	37.5	113.1	26.2	176.8
Momentum	11.6	29.4	4.9	45.9
Aurum	1.2	20.0	—	21.2
Alliance Atlantis Cinemas	6.8	—	—	6.8

	57.1	162.5	31.1	250.7

Six months ended June 30, 2003
Domestic Distribution	37.0	42.2	25.8	105.0
Momentum	4.0	25.2	3.7	32.9
Aurum	—	—	—	—
Alliance Atlantis Cinemas	6.6	—	—	6.6

	47.6	67.4	28.5	144.5

        Management does not focus on direct profit (loss) or earnings (loss) before undernoted using the above distinction as the cost of the underlying asset, the distribution right, is not necessarily distinguished between the theatrical, video/DVD and television distribution channels.

18

14.   Unusual Items

        In March 2003, the Company announced a planned reduction of its staffing levels in the Entertainment Group. The Company recorded $3.9 in restructuring charges for employee severance and professional fees related to the elimination of 33 positions.

15.   Revisions of Prior Years' Results

        During the nine months ended December 31, 2003 the Company identified certain revisions to its prior years' financial statements. These items were identified primarily as a result of an extensive review of the Entertainment distribution and participation liabilities, and the Company's consolidation process. Items identified included charges for net underaccruals of distribution and participation liabilities; adjustments to assets for recoupable print and advertising costs which should have reduced distribution and participation liabilities; errors in the elimination of certain intercompany transactions within Entertainment and between Entertainment and the Motion Picture Distribution; adjustments for unreconciled program related payables; and a resultant change in the hedged position of the net investment in certain foreign operations. The net amount of these items was a charge of $49.3, including income tax provisions of $4.1, which has been recorded through a restatement of previously reported amounts. Certain amounts requiring reclassification between investment in film and television programs and distribution and participation liabilities were identified as well as a reclassification between future income taxes and income tax payable. The previously reported results of operations and financial position for the Company were changed for the three months ended March 31, June 30, September 30, and December 31, 2003 as follows:

As previously reported
(Pro forma)

	For the three months ended,
	March 31, 2003	June 30, 2003	September 30, 2003	December 31, 2003	Total
Total assets	1,695.1	1,683.8	1,727.2	1,416.2	1,416.2
Total liabilities	1,176.0	1,146.7	1,201.1	1,097.2	1,097.2
Cumulative translation adjustments	(11.8)	(4.9)	(5.6)	3.8	3.8
Deficit, beginning of period	(186.6)	(183.3)	(172.5)	(184.7)	(184.7)
Revenue	227.7	160.0	213.0	267.8	868.5
Direct profit (loss) before discontinued operations	84.4	56.7	60.3	(113.5)	87.9
Earnings (loss) before undernoted and discontinued operations	48.5	26.2	19.5	(166.9)	(72.7)
Net earnings (loss) before discontinued operations	3.9	10.8	(11.6)	(136.6)	(133.5)
Net earnings (loss)	3.3	10.8	(12.2)	(151.7)	(149.8)
Basic and diluted earnings (loss) per common share before discontinued operations	$0.09	$0.25	$(0.27)	$(3.19)	$(3.12)
Basic and diluted loss per common share	$0.08	$0.25	$(0.29)	$(3.54)	$(3.50)

Restated (Pro forma)
Total assets	1,642.2	1,619.0	1,663.9	1,416.2	1,416.2
Total liabilities	1,178.0	1,157.1	1,211.7	1,097.2	1,097.2
Cumulative translation adjustments	(17.3)	(13.2)	(14.2)	3.8	3.8
Deficit, beginning of period	(220.1)	(232.6)	(239.7)	(250.5)	(250.5)
Revenue	225.8	159.7	212.7	267.8	866.0
Direct profit (loss) before discontinued operations	62.7	36.0	61.4	(113.5)	46.6
Earnings (loss) before undernoted and discontinued operations	26.8	5.5	20.6	(166.9)	(114.0)
Net earnings (loss) before discontinued operations	(11.9)	(7.1)	(10.2)	(136.6)	(165.8)
Net earnings (loss)	(12.5)	(7.1)	(10.8)	(151.7)	(182.1)
Basic and diluted earnings (loss) per common share before discontinued operations	$(0.28)	$(0.17)	$(0.24)	$(3.19)	$(3.88)
Basic and diluted loss per common share	$(0.29)	$(0.17)	$(0.25)	$(3.54)	$(4.26)

19

16.   Accounting Changes

        During the six months ended June 30, 2004, the Company adopted the following accounting policies:

        Generally Accepted Accounting Principles    On January 1, 2004, the Company adopted the recommendations of the new Canadian Institute of Chartered Accountants ("CICA") Handbook Section 1100, "Generally Accepted Accounting Principles," on a prospective basis. The section mandates a new approach in determining the appropriate treatment for transactions for which the accounting is not specifically addressed in the Handbook. Effectively, it requires an enterprise to decide the treatment of a transaction by carefully considering analogous situations in the Handbook, basic financial statement concepts and, if appropriate, other relevant authoritative literature. As a result of the new Section, the Company will no longer use historical industry practice as its primary source of authority, and accordingly adopted the following changes:

(1)
The recognition of government financing and assistance changed from revenue to a reduction of the related production costs. The impact in the three months ended June 30, 2004 is a reduction in revenue of $1.1, a reduction of direct operating expenses of $0.2 and a reduction of direct profit of $0.9. The impact in the six months ended June 30, 2004 is a reduction in revenue of $8.6, a reduction of direct operating expenses of $7.1 and a reduction of direct profit of $1.5.

(2)
The amortization of interest previously capitalized of $0.6 has been recorded as a direct operating expense rather than as interest expense for the six months ended June 30, 2004. There was nominal amortization of interest previously capitalized for the three months ended June 30, 2004.

        Asset Retirement Obligations    On January 1, 2004, the Company retroactively adopted the recommendations of the new the CICA issued Handbook Section 3110, "Asset Retirement Obligations" which establishes standards for the recognition, measurement and disclosure of liabilities for asset retirement obligations and the associated asset retirement costs. The section requires that an entity recognize the fair value of a liability for an asset retirement obligation in the period in which it is incurred when a reasonable estimate of fair value can be made. The Section was applied retroactively effective January 1, 2004. The adoption of the Section had a nominal impact on the results of operations.

17.   Commitments and Contingencies

        As a result of the acquisition of Aurum in May 2004, the Company's future cash flow commitments have increased. Cash flow commitments for future film purchases that entitle the Company to future distribution rights have increased by approximately $20.5 and operating lease commitments have increased by $1.3. The commitments for future film purchases are payable over the next two years and the commitments for operating leases are payable over the next four years.

        In December 2002, and in November 2003, a subsidiary of the Company received federal and provincial income tax reassessments for $20.5 in total, including interest and penalties. The Company intends to pursue all available administrative and judicial appeals in respect of these reassessments. The Company strongly believes that it will prevail because, in the opinion of management, the reassessment runs counter to the applicable law and certain previous rulings. A liability for the amount will be recorded should it become probable that the income tax authorities' positions will be upheld.

18.   Seasonality

        The financial position and results of operations for any period are significantly dependent on the number, timing and commercial success of film and television programs delivered or made available to various media, none of which can be predicted with certainty. Consequently, the financial position and results of operations may fluctuate materially from period to period and the results of any one period are not necessarily indicative of results for future periods. Cash flows may also fluctuate and are not necessarily closely correlated with revenue recognition. A large percentage of a television program's revenue is recognized when the programming is delivered pursuant to a non-cancellable agreement, provided the licence period has commenced. Minimum guaranteed revenue from motion picture licence agreements are typically recognized when the licence period begins and the motion picture is delivered. Revenue from subsequent licencing of delivered programming, including rerun strip syndication (i.e., sales of previously-aired episodes licenced for broadcast in a five-day-a-week format) are recognized on the commencement of the licence agreement and delivery of the film or television program.

20

        Although industry practices are changing, due, in part, to increased competition from new channels, broadcasters make most of their annual programming commitments between February and June so that new television programs are ready for telecast at the start of the broadcast season in September or as mid-season replacements in January. Because of this annual production cycle, television revenue is not earned evenly throughout the year. In particular, television revenue is generally lowest in the second calendar quarter, as fewer programs are completed and delivered during this period and higher in the first, third, and particularly the fourth calendar quarter. Also, debt levels generally increase substantially between March 31 and June 30 as the Company finances productions to be delivered later in the year. In addition, the delivery schedules of motion pictures are difficult to predict and not consistent from year to year. Consequently, motion picture production revenue fluctuates from period to period.

19.   Comparative amounts

        Certain amounts presented in the prior periods have been reclassified to conform to the presentation adopted in the current year.

21

June 30, 2004

Supplemental Information

For the Three Months and Six Months Ended
June 30, 2004 and June 30, 2003
(unaudited)

Alliance Atlantis Communications Inc.
Supplemental Information
For the periods ended June 30, 2004 and June 30, 2003
(unaudited)

Supplemental Information

	Three months ended June 30,		Six months ended June 30,
Production Deliveries
	2004	2003	2004	2003
Motion Pictures (number of films):	—	—	1.0	—

Television hours:
CSI Vegas/Miami	10.0	10.0	26.0	25.5
Drama	—	—	8.5	11.5
Movies	—	4.0	—	4.5
Kids	1.0	1.5	9.5	1.5

	11.0	15.5	44.0	43.0

Fact	19.0	12.5	30.0	43.0

Broadcasting Paid Subscribers (millions)	June 30, 2004	March 31, 2004	December 31, 2003	September 30, 2003
Showcase Television (100%)	6.1	6.0	5.9	5.7
Life Network (100%)	5.9	5.9	5.8	5.7
HGTV Canada (67%)	5.1	5.0	4.9	4.9
History Television (100%)	5.5	5.4	5.3	5.3
The Food Network (51%)	4.2	4.2	4.1	4.1
Series+ (50%)	1.2	1.2	1.2	1.1
Historia (50%)	1.2	1.2	1.2	1.1
Showcase Action (100%)	1.0	1.0	0.9	0.9
Showcase Diva (100%)	0.9	0.9	0.8	0.8
IFC — The Independent Film Channel Canada (95%)	0.9	0.8	0.8	0.7
Discovery Health Channel (65%)	0.7	0.7	0.7	0.6
BBC Canada (50%)	0.8	0.7	0.7	0.7
BBC Kids (50%)	0.4	0.4	0.4	0.3
National Geographic Channel (50%)	0.8	0.7	0.7	0.7

	34.7	34.1	33.4	32.6

Q2 - 2004

Management's Discussion and Analysis
of Financial Condition and Results of Operations

For the Three Months and Six Months Ended
June 30, 2004 and June 30, 2003
(Unaudited)

Management's Discussion and Analysis of Financial Condition and Results of Operations

        Management's discussion and analysis of the financial position and results of operations is prepared at August 11, 2004, and should be read in conjunction with the accompanying unaudited financial statements and the notes therein.

        During 2003, the Company changed its year-end from March 31 to December 31. Accordingly, this report covers the six-month period from January 1, 2004 through June 30, 2004, representing the second quarter of the current fiscal year from January 1, 2004 through December 31, 2004, referred to as Calendar 2004. The nine-month period from April 1, 2003 through December 31, 2003 is referred to as Fiscal 2004. The year ended March 31, 2003 is referred to as Fiscal 2003 and the year ended March 31, 2002 is referred to as Fiscal 2002. This Management's Discussion and Analysis of Financial Condition and Results of Operations compares the three months and six months ended June 30, 2004 with the three months and six months ended June 30, 2003.

        This discussion contains forward-looking statements. Forward-looking statements are subject by their nature to risks and uncertainties, and actual results, actions or events could differ materially from those set forth in this discussion. The forward-looking information contained herein is current only as at the date of this document. There should not be an expectation that such information will in all circumstances be updated, supplemented or revised whether as a result of new information, changing circumstances, future events or otherwise.

Overview

        The Company's principal business activities are carried out through three operating divisions: Broadcasting, Motion Picture Distribution and Entertainment. Over the past few years, the Company has been transforming itself into a broadcast-driven company, by investing in and growing its broadcast business and reducing the amount of capital and other resources devoted to production and related sales.

        Broadcasting includes the results from the Company's controlling ownership interest in twelve Canadian specialty television channels — Showcase Television, Life Network, History Television, HGTV Canada, Food Network Canada, Showcase Action, Showcase Diva, National Geographic Channel, BBC Canada, BBC Kids, Discovery Health Channel and IFC — The Independent Film Channel Canada. Each of our channels carries a strategic brand, has access to a supply of high quality content and aligns with one of our three core genres: lifestyle, drama and factual programming. The Company also has a 50% interest in two established Canadian French-language specialty channels and a minority interest in three other channels — one analog and two digital.

        Continuing a five-year trend, the Company's channels demonstrated significant audience growth and outpaced the specialty industry overall for the broadcast year ended August 31, 2003. Our channels' total regulated revenue as reported by the Canadian Radio-television and Telecommunications Commission ("CRTC") grew by 25.3% during the broadcast year ended August 31, 2003, compared to an overall industry growth of 10.4%. The Company holds an 8.9% market share of total regulated revenue in the specialty and pay TV sector. Advertising revenues and subscriber revenues were up 42.6% and 14.6% respectively in the broadcast year ended August 31, 2003.

        The Company expects its seven established analog channels to continue to demonstrate strong growth in advertising sales. Also, with the number of households in Canada equipped with digital technology projected to continue to grow, growth for the Company's seven digital specialty television channels is expected to be strong in terms of subscriber revenues, as well as in terms of audience growth and advertising revenues.

        The Company continues to hold licences for a number of unlaunched digital specialty television channels, and regularly assesses the marketplace and the competitive landscape in order to determine if and when it is appropriate to launch a new digital specialty television channel. Given the strong performance of the Company's existing well-branded digital specialty television channels, the Company recently announced plans to launch Fine Living Canada in September 2004. The Company is also considering the potential for expansion into international territories of selected digital channels and is exploring further possible partnership opportunities with the BBC and its BBC Kids brand internationally.

        Motion Picture Distribution is the largest distributor of motion pictures in Canada, measured both by number of releases and theatrical box office receipts, with a growing presence in motion picture distribution in the United Kingdom through Momentum Pictures, and in Spain through the recently acquired film distributor, Aurum Producciones, S.A. For the three and six months ended June 30, 2004, approximately 68.6% and 73.2%, respectively of Motion Picture Distribution's revenue was from Canadian operations, 17.8% and 18.3%, respectively from operations in the United Kingdom with the remaining 13.7% and 8.5% respectively, from Spanish operations. Domestic Distribution obtains distribution rights for motion pictures primarily through its longstanding output agreements with New Line Cinema, Miramax Films, and Focus Features, a unit of Universal Studios, three of the leading U.S. based independent studios, as well as from smaller independent producers and distributors based in the United States, Canada and around the world. In the United Kingdom, Momentum Pictures primarily acquires theatrical, home entertainment and television distribution rights for motion pictures one motion picture at a time and, on occasion, pursuant to multi-picture agreements. A similar model is used in the Spanish operations. Motion Picture Distribution typically distributes those motion pictures for theatrical exhibition, for home entertainment, television viewing and ancillary markets. Motion Picture Distribution also holds a 51% interest in Alliance Atlantis Cinemas ("Cinemas"), a partnership with Famous Players Inc. ("Famous Players") that operates a chain of niche-focused movie cinemas in Canada.

        Motion Picture Distribution's business is driven by commercial acceptance of the films distributed. Commercial acceptance is generally measured by theatrical box office. The level of box office for a film will determine the level of theatrical, videocassette and digital video disk ("video/DVD") and television revenue a film will ultimately earn.

        The Company completed an initial public offering for units of the Movie Distribution Income Fund ("the Fund") on October 15, 2003. The Company received gross proceeds of $254.0 million on the closing of the offering from the sale of a 49.0% interest in our motion picture distribution business. This sale was concluded through an initial sale of a 42.6% interest in the business to Motion Picture Distribution LP ("Distribution LP") in exchange for 57.4% of the total outstanding LP units plus a promissory note, and then a further sale of a 6.4% interest was completed on the exercise of an over-allotment option by the underwriting group of the Fund. Distribution LP repaid the promissory note from net proceeds it received from the sale of LP units to the Fund, together with drawings on a new term loan from a group of financial institutions.

        On May 12, 2004, a subsidiary of Distribution LP completed the acquisition of Spanish film distributor Aurum Producciones, S.A. ("Aurum") for cash consideration of $55.1 million including $1.7 million in cash expenses. The purchase price was funded through increased borrowing under Distribution LP's senior credit facility and the issuance of Class A Ordinary Limited Partnership Units ("Ordinary LP Units"). Distribution LP entered into an amended and restated credit agreement with its senior lenders to increase the authorized borrowing amount under its senior credit facility from $100.0 million to $125.0 million. The Fund completed a private placement of 1,436,000 Units from treasury at $10.45 per unit, through a syndicate of agents. The Fund applied the gross proceeds of the private placement to acquire Class A Ordinary LP Units of Distribution LP. The Company, in order to maintain its 51% interest in Distribution LP, also acquired 1,494,612 Ordinary LP Units of Distribution LP at $10.45 per unit, such that Distribution LP realized combined gross proceeds of $30.6 million from the offering of Ordinary LP Units. Aurum is the largest independent film distributor in Spain with a 6.5% market share of theatrical box office receipts in 2003. Aurum distributes motion pictures in Spain in all media (theatrical, video/DVD and television) and has a library of over 400 films.

        The Company continues to consolidate the operations of Distribution LP into the Alliance Atlantis results. Net earnings and earnings per share are both reduced by amounts accrued to the 49.0% interest from the date of completion of the sale. Even though an authorized credit facility, including a $50.0 million term loan and a $50.0 million revolving term credit facility, that has been secured by Distribution LP is non-recourse to Alliance Atlantis, the portion of the facility that has been drawn is included in Alliance Atlantis' reported consolidated total indebtedness. The Company's future cash flows will be impacted by the expected monthly distributions to holders of Distribution LP Units.

        Consistent with other income trusts, Movie Distribution Income Funds' fiscal year-end is December 31. In order to align with the reporting schedule for Movie Distribution Income Fund, the Company has now adopted a year-end of December 31.

        With the successful initial public offering of units in Movie Distribution Income Fund, the Company was able to accelerate debt reduction efforts, surface value in its motion picture distribution business and gain a partner to help finance future growth opportunities.

        Distribution LP's focus for future growth is Continental Europe, particularly in France and Germany, through acquisitions. Distribution LP's strategy is to diversify the revenue stream and to reduce the relative weighting of the Canadian operations. It also continues its aggressive pursuit of potential ways to maximize the value of its motion picture library, which consists of approximately 6,000 titles, through the availability of and customer uptake in new technologies such as video on demand.

        Entertainment acquires and distributes television programs to Canadian, American and international broadcasters, home video distributors, and sub-distributors, and produces several in-house productions that align with the content needs of Broadcasting.

        Over the past five years the Company has significantly reduced capital-intensive production activities, as the international market for the type of production the Company has traditionally produced has changed fundamentally. In fiscal 1999, the Company delivered over 325 hours of prime-time drama production, none of which was part of the CSI franchise. In the six month period ended June 30, 2004, the Company reduced prime-time drama production to just 34.5 hours, 75% of which were part of the CSI franchise. Decline in revenues in Entertainment is consistent with this strategy.

        As discussed in note 6 to the Company's consolidated financial statements, in the face of the continued weakened international demand for prime-time dramatic programming the Company conducted an extensive review of our Entertainment operations and took decisive action in December 2003 to restructure the Entertainment division. Under the restructuring plan, Entertainment materially reduced the size and scope of its production business by eliminating entire categories of production such as new prime-time drama series (with the exception of the CSI franchise), movies-of-the-week and miniseries and in-house feature films. This step has enabled the Company to significantly reduce staffing levels and to close certain production-related offices. The total impact of the restructuring on the Company's pre-tax earnings for the nine-month period ended December 31, 2003 was $223.7 million. The Company expects to incur a total of $5.4 million of additional pre-tax charges related to the restructuring in the current fiscal year, and has incurred $3.6 million to date in the six month period ended June 30, 2004.

        As part of Entertainment's restructuring plan, a decision was made to sell the Company's post-production businesses as they were no longer considered strategically important to the Company following the curtailment of production activities. Accordingly, the previously reported results of operations and financial position for these businesses have been reported as discontinued operations (see note 12 to the Company's consolidated financial statements).

        As part of Entertainment's review at December 31, 2003, the Company identified certain revisions to its prior years' financial statements. These items were identified primarily as a result of an extensive review of Entertainment's distribution and participation liabilities, and the Company's consolidation process. Items identified included charges for net underaccruals of distribution and participation liabilities; adjustments to assets for recoupable print and advertising costs which should have reduced distribution and participation liabilities; errors in the elimination of certain intercompany transactions within Entertainment and between Entertainment and Motion Picture Distribution; adjustments for unreconciled program related payables; and a resultant change in the hedged position of the net investment in certain foreign operations. The net amount of these items was a charge of $49.3 million, including income tax provisions of $4.1 million, which has been recorded through a restatement of previously reported amounts. Certain amounts requiring reclassification between investment in film and television programs and distribution and participation liabilities were identified as well as a reclassification between future income taxes and income taxes payable. Accordingly, the results of operations and financial position for the Company were changed for fiscal 2003 and the year ended March 31, 2002 ("fiscal 2002") (see note 15 to the Company's consolidated financial statements).

        Following the significant review that was announced in December 2003, Entertainment is now primarily an international distributor of television content with limited and highly selective involvement in the creation of content. Entertainment will now focus on three key areas — the CSI franchise and the children's and factual genres. In the factual and children's genres, the Company seeks to create or acquire profitable international rights to selected programs. Decisions on factual programming will be driven primarily by the content needs of Broadcasting, while decisions on children's programming will be driven by market demand as well as merchandising and licensing opportunities. The Company continues to sell titles from its catalogue, which contains 800 titles and 5,400 hours, including CSI, from its international television distribution operation.

        Entertainment also includes results from the CSI franchise, which the Company co-owns, co-produces, and distributes outside of the United States.

        The growth in Entertainment is expected to predominantly relate to the CSI franchise. The Company and CBS Productions recently aired a pilot episode of a spin-off to the CSI franchise, CSI: NY. CBS network announced it would begin airing CSI: NY on Wednesday nights during the 2004/2005 broadcast year starting September 22, 2004. Currently, the Company has licensed international broadcast rights, outside of the United States, to both the original CSI: Crime Scene Investigation and its spin-off CSI: Miami to more than 150 territories around the world, sharing worldwide revenues on a 50/50 basis with CBS Productions after certain distribution fees, marketing/distribution expenses, production costs and third-party profit participations. The Company has already secured international license agreements for CSI:NY in Australia, France, Germany, Spain and the U.K.

        Other As discussed in the Company's fiscal 2004 Annual Report, the Company consolidated its head office facilities into one location in Toronto by closing one of its locations, resulting in a lease abandonment charge of $8.3 million. This was recorded in the Company's operating expenses in fiscal 2004. In conjunction with consolidating its offices, the Company extended the lease and increased the space at its current location and received a rent inducement from the landlord totaling $7.6 million. This inducement is being recognized into income over the remaining lease term.

        Indebtedness The Company continues to keenly focus on generating free cash flow and making significant and increasing progress in our primary financial objective of reducing our indebtedness. In Calendar 2004, management expects to refinance the Company's existing 13% $US300 million senior subordinated notes. The notes are redeemable at the option of the Company in whole or in part, at any time on or after December 15, 2004 at specified redemption rates ranging from 106.5% of the principal amount at December 15, 2004 to 100% of the principal amount after December 15, 2007, plus accrued and unpaid interest.

        Revenues The Company and its consolidated subsidiaries earn revenue from various sources, the most significant of which are described below.

        Broadcast revenue is earned from fees paid to the Company by cable, Direct To Home ("DTH") satellite and other broadband systems operators based on fees paid to them by subscribers to the Company's specialty cable television channels, as well as directly from advertisers who purchase advertising on the Company's specialty television channels. Additionally, other Broadcast revenues are generated from the rental of facilities, and licence fees earned on the distribution of certain programming.

        Motion Picture Distribution generates revenue from the theatrical distribution of motion pictures, the licencing of rights to conventional and specialty broadcasters, the sale of videos and DVDs, and from the exhibition of motion pictures through our chain of cinemas.

        The Company derives motion picture distribution revenue from licence fees earned on theatrical and television distribution. Licence fees from theatrical distribution are earned from theatre owners who exhibit films distributed by the Company in their theatres for a percentage of box office revenue.

        Entertainment generates revenue from the production and distribution of the CSI franchise domestically and internationally, the distribution of acquired television programming and from the licensing of internally produced factual and kids programming. Additionally, it also markets the library of drama that was produced and acquired over the years.

        The following table presents an unaudited consolidated summary of our operating results on a quarterly basis for the twelve months ended June 30, 2004 (in millions of Canadian dollars except for per share amounts):

	(unaudited)				(unaudited)
				Quarter Ended				Quarter Ended
	June 30 2004	Mar 31 2004	Dec 31 2003	Sep 30 2003	Jun 30 2003	Mar 31 2003	Dec 31 2002	Sep 30 2002
				(revised)	(revised)	(revised)	(revised)	(revised)
Revenue	267.6	211.6	267.8	212.7	159.7	225.8	250.2	237.5
Direct profit (loss)[1]	85.2	66.0	(113.5)	61.4	36.0	62.7	66.0	61.3
Earnings (loss) before undernoted (EBITDA)[1]	50.7	33.1	(166.9)	20.6	5.5	26.8	31.3	35.6
Earnings (loss) from operations before undernoted and discontinued operations (operating earnings)[1]	19.4	4.2	(244.6)	(9.8)	(22.1)	(18.0)	4.1	1.4
Net earnings (loss) before discontinued operations[2]	14.2	(1.2)	(136.6)	(10.2)	(7.1)	(11.9)	(25.9)	(11.3)
Net earnings (loss)[2]	10.4	(2.0)	(151.7)	(10.8)	(7.1)	(12.5)	(26.0)	(11.0)
Earnings (loss) per Common Share before discontinued operations
Basic	$0.33	($0.03)	($3.19)	($0.24)	($0.17)	($0.28)	($0.61)	($0.26)
Diluted	$0.33	($0.03)	($3.19)	($0.24)	($0.17)	($0.28)	($0.61)	($0.26)
Earnings (loss) per Common Share
Basic	$0.24	($0.05)	($3.54)	($0.25)	($0.17)	($0.29)	($0.61)	($0.26)
Diluted	$0.24	($0.05)	($3.54)	($0.25)	($0.17)	($0.29)	($0.61)	($0.26)
1
See note on non-GAAP measures on page 20.

2
During the nine months ended December 31, 2003 the Company identified certain revisions to its prior years' financial statements. These items were identified primarily as a result of an extensive review of Entertainment's distribution and participation liabilities, and the Company's consolidation process. Items identified included charges for net underaccruals of distribution and participation liabilities; adjustments to assets for recoupable print and advertising costs which should have reduced distribution and participation liabilities; errors in the elimination of certain intercompany transactions within Entertainment and between Entertainment and Motion Picture Distribution; adjustments for unreconciled program related payables; and a resultant change in the hedged position of the net investment in certain foreign operations. The net amount of these items was a charge of $49.3 million, including income tax provisions of $4.1 million, which has been recorded through a restatement of previously reported amounts. Certain amounts requiring reclassification between investment in film and television programs and distribution and participation liabilities were identified as well as a reclassification between future income taxes and income taxes payable. Accordingly, the results of operations and financial position of the Company were changed for fiscal 2003 and the year ended March 31, 2002. A portion of the charges identified for net underaccruals of distribution and participation liabilities and a portion of the errors in the elimination of certain intercompany transactions related to the quarters ending June 30, 2003 and September 30, 2003. The preceding table reflects the revised results of operations for the quarters ended June 30, 2003 and September 30, 2003, fiscal 2003 and fiscal 2002.

        Results of operations for any period are significantly dependent on the number, timing and commercial success of television programs and motion pictures delivered or made available to various media, none of which can be predicted with certainty. Consequently, our results of operations may fluctuate materially from period to period and the results of any one period are not necessarily indicative of results for future periods. Cash flows may also fluctuate and are not necessarily closely correlated with revenue recognition. A large percentage of a television program's revenues are recognized when the program is delivered pursuant to a non-cancelable agreement, provided the applicable broadcast season has commenced. Although industry practices are changing, due, in part, to increased competition from new channels, broadcasters make most of their annual programming commitments between February and June so that new programs are ready for telecast at the start of the broadcast season in September, or as mid-season replacements in January. Because of this annual production cycle, our revenues are not earned on an even basis throughout the year. In particular, revenues are generally lowest in the second calendar quarter, as fewer programs are completed and delivered during this period, and highest in the first, third, and, particularly the fourth calendar quarter. Advertising revenue is generally highest in the fourth calendar quarter, and lowest in the third calendar quarter whereas revenue derived from subscribers to the Company's specialty television channels is earned relatively evenly throughout the year.

        For further discussion of significant variations in the results of prior quarters, refer to Management's Discussion and Analysis in the Company's fiscal 2004 Annual Report.

Results of Operations

        On January 1, 2004, the Company's digital specialty television channels were transferred to Operating Channels from their previous Developing Channels status. Management no longer focuses on or measures the results of operations for Broadcasting using the Operating Channel and Developing Channel distinction. As a result, prior period amounts have been reclassified to reflect the change in segments. The following table presents a consolidated summary of the Company's operations for the three months ended June 30, 2004 and 2003 (in millions of Canadian dollars):

	June 2004%[1]		June 2003%[1]		%Increase (decrease) 2004 over 2003
			(revised)
Revenue
Broadcasting	62.8	23.5	52.4	32.8	19.8
Motion Picture Distribution	155.3	58.0	59.4	37.2	161.4
Entertainment	49.3	18.4	47.9	30.0	2.9
Other	0.2	0.1	—	—	—

	267.6	100.0	159.7	100.0	67.6

Direct operating expenses
Broadcasting	26.3	41.9	20.5	39.1	28.3
Motion Picture Distribution	128.9	83.0	44.6	75.1	189.0
Entertainment	27.3	55.4	58.6	122.3	(53.4)
Other	(0.1)	(50.0)	—	—	—

	182.4	68.2	123.7	77.5	47.5

Direct profit (loss)[2]
Broadcasting	36.5	58.1	31.9	60.9	14.4
Motion Picture Distribution	26.4	17.0	14.8	24.9	78.4
Entertainment	22.0	44.6	(10.7)	(22.3)	305.6
Other	0.3	150.0	—	—	—

	85.2	31.8	36.0	22.5	136.7

Operating Expenses	34.5	12.9	30.5	19.1	13.1

Earnings (loss) before undernoted (EBITDA2)
Broadcasting	21.1	33.6	19.7	37.6	7.1
Motion Picture Distribution	19.6	12.6	9.2	15.5	113.0
Entertainment	16.0	32.5	(16.1)	(33.6)	199.4
Other	(6.0)	(3000.0)	(7.3)	—	17.8

	50.7	18.9	5.5	3.4	821.8

Earnings (loss) from operations before undernoted and discontinued operations (operating earnings (loss)2)	19.4	7.2	(22.1)	(13.8)	187.8

Net operating earnings (loss)[2]	16.2	6.1	(23.7)	(14.8)	168.4

Net earnings (loss)	10.4	3.9	(7.1)	(4.4)	246.5

Adjusted EBITDA[2]	51.2	19.1	5.5	3.4	830.9

Adjusted operating earnings (loss)[2]	20.1	7.5	(22.1)	(13.8)	191.0

Adjusted net operating earnings (loss)[2]	16.7	6.2	(23.7)	(14.8)	170.5

Notes:

1
The percentage columns show percentage of total revenue for revenue items, operating expenses, earnings (loss) from operations before undernoted and discontinued operations, net operating earnings (loss), net earnings (loss), adjusted EBITDA, adjusted operating earnings, and adjusted net operating earnings and percentage of total revenue for direct operating expenses, direct profit and EBITDA.

2
See note on non-GAAP measures on page 20.

        The following table presents a consolidated summary of the Company's operations for the six months ended June 30, 2004 and 2003 (in millions of Canadian dollars):

	June 2004%[1]		June 2003%[1]		%Increase (decrease) 2004 over 2003
			(revised)
Revenue
Broadcasting	118.7	24.8	101.8	26.4	16.6
Motion Picture Distribution	250.7	52.3	144.5	37.5	73.5
Entertainment	109.2	22.8	138.8	36.0	(21.3)
Other	0.6	0.1	0.4	0.1	50.0

	479.2	100.0	385.5	100.0	24.3

Direct operating expenses
Broadcasting	50.3	42.4	41.1	40.4	22.4
Motion Picture Distribution	202.8	80.9	116.1	80.3	74.7
Entertainment	74.9	68.6	129.6	93.4	(42.2)
Other	—	—	—	—	—

	328.0	68.4	286.8	74.4	14.4

Direct profit (loss)[2]
Broadcasting	68.4	57.6	60.7	59.6	12.7
Motion Picture Distribution	47.9	19.1	28.4	19.7	68.7
Entertainment	34.3	31.4	9.2	6.6	272.8
Other	0.6	100.0	0.4	100.0	50.0

	151.2	31.6	98.7	25.6	53.2

Operating Expenses	67.4	14.1	66.4	17.2	1.5

Earnings (loss) before undernoted (EBITDA2)
Broadcasting	38.6	32.5	31.3	30.7	23.3
Motion Picture Distribution	35.9	14.3	17.7	12.2	102.8
Entertainment	22.9	21.0	(3.5)	(2.5)	754.3
Other	(13.6)	(2266.7)	(13.2)	(3,300.0)	(3.0)

	83.8	17.5	32.3	8.4	159.4

Earnings (loss) from operations before undernoted and discontinued operations (operating earnings (loss)2)	23.6	4.9	(40.1)	(10.4)	158.9

Net operating earnings (loss)[2]	16.8	3.5	(42.9)	(11.1)	139.2

Net earnings (loss)	8.4	1.8	(19.6)	(5.1)	142.9

Adjusted EBITDA[2]	84.8	17.7	32.3	8.4	162.5

Adjusted operating earnings (loss)[2]	26.5	5.5	(40.1)	(10.4)	166.1

Adjusted net operating earnings (loss)[2]	18.7	3.9	(42.9)	(11.1)	143.6

Notes:

1
The percentage columns show percentage of total revenue for revenue items, operating expenses, earnings (loss) from operations before undernoted and discontinued operations, net operating earnings (loss), net earnings (loss), adjusted EBITDA, adjusted operating earnings, and adjusted net operating earnings and percentage of total revenue for direct operating expenses, direct profit and EBITDA.

2
See note on non-GAAP measures on page 20.

        The following table presents a reconciliation of diluted net earnings (loss) per share, as reported under Canadian GAAP, to net earnings (loss) from operations before undernoted per share, net of applicable taxes (net operating earnings (loss) per share) and to adjusted net operating earnings (loss) per share for the three months and six months ended June 30, 2004 and 2003:

	For the three months ended June 30,
	2004	2003
Net earnings (loss) per share, as reported under Canadian GAAP	0.24	(0.17)
Discontinued operations, net of income taxes of nil (June 30, 2003 — 0.1)	0.09	—

Net earnings (loss) per share before discontinued operations, as reported under Canadian GAAP	0.33	(0.17)
Foreign exchange (gains) losses, net of income taxes of $0.3 million (June 30, 2003 — $4.5 million)	0.05	(0.38)
Investment losses (gains), net of income taxes of nil (June 30, 2003 — nil)	—	—

Net operating earnings (loss) per share	0.38	(0.55)

Net operating earnings (loss) per share	0.38	(0.55)
Restructuring items in amortization, including development costs charges, net of income taxes of $0.1 million (June 30, 2003 — nil)	—	—
Restructuring items included in operating expenses, net of income taxes of $0.2 million (June 30, 2003 — nil)	0.01	—

Adjusted net operating earnings (loss) per share	0.39	(0.55)

	For the six months ended June 30,
	2004	2003
Net earnings (loss) per share, as reported under Canadian GAAP	0.19	(0.46)
Discontinued operations, net of income taxes of nil (June 30, 2003 — 0.2)	0.11	0.02

Net earnings (loss) per share before discontinued operations, as reported under Canadian GAAP	0.30	(0.44)
Foreign exchange (gains)losses, net of income taxes of $0.8 million (June 30, 2003 — $11.7 million)	0.10	(0.85)
Investment losses (gains), net of income taxes of $0.1 (June 30, 2003 — $0.3)	(0.01)	0.28

Net operating earnings (loss) per share	0.39	(1.01)

Net operating earnings (loss) per share	0.39	(1.01)
Restructuring items in amortization, including development costs charges, net of income taxes of $0.7 million (June 30, 2003 — nil)	0.03	—
Restructuring items included in operating expenses, net of income taxes of $0.4 million (June 30, 2003 — nil)	0.02	—

Adjusted net operating earnings (loss) per share	0.44	(1.01)

THREE MONTHS AND SIX MONTHS ENDED JUNE 30, 2004 COMPARED TO THE THREE MONTHS AND SIX MONTHS ENDED JUNE 30, 2003

        Management focuses on and measures the results of its operations based on direct profit (loss) and earnings (loss) before undernoted, as presented on the Company's consolidated statements of earnings (loss), provided by each business segment (for further discussion on the business segments refer to note 13 to the Company's unaudited consolidated financial statements).

        Revenue    Revenue was $267.6 million for the quarter ended June 30, 2004 compared with $159.7 million in the prior year's quarter representing an increase of $107.9 million, or 67.6%. Broadcasting, Motion Picture Distribution, Entertainment all reported increases in revenues for the quarter ended June 30, 2004. For the six months ended June 30, 2004, revenue increased $93.7 million from $385.5 million to $479.2 million. The increase in revenue is the net result of an increase in Broadcasting, Motion Picture Distribution and Other revenues, slightly offset by a decrease in revenue in Entertainment, the result of the Company's longstanding strategy to reduce our prime-time drama production.

For comparative purposes, the following table outlines supplemental information on the Company's Broadcasting revenue that has not been shown on the consolidated statements of earnings (loss).

(in millions of Canadian dollars)

	Three months ended June 30,		Six months ended June 30,
Broadcasting Revenue	2004 (unaudited)	2003 (unaudited)	2004 (unaudited)	2003 (unaudited)
Analog channels
Subscriber	21.5	20.3	42.5	40.2
Advertising and other	34.2	26.4	62.4	50.3

	55.7	46.7	104.9	90.5

Digital channels
Subscriber	5.8	4.8	11.4	9.5
Advertising and other	1.3	0.9	2.4	1.8

	7.1	5.7	13.8	11.3

Total Broadcasting	62.8	52.4	118.7	101.8

        For the quarter ended June 30, 2004, the analog channels recorded a 19.3% growth in revenue from $46.7 million to $55.7 million. For the six months ended June 30, 2004, the analog channels recorded a 15.9% growth in revenue from $90.5 million to $104.9 million. These increases were primarily the result of growth in advertising revenues, as the Company continues to be a leader in the fundamental shift of Canadian television viewers toward Specialty and Pay television channels at the expense of conventional broadcast channels. Advertising and other revenues increased by 29.5% in the current quarter and 24.1% in the year to date period. Analog channels' advertising revenue, on its own, increased 31.6% for the quarter and 27.8% in the year to date period ended June 30, 2004 compared to the equivalent periods in the prior year. The growth in advertising revenue reflects strong growth in audiences, with particularly strong growth for Showcase Television and HGTV Canada. The Company's analog channels advertising revenue growth was driven mostly by rate growth, with modest growth in the inventory sell out rate. The analog channels' subscriber revenues also saw increases of 5.9% and 5.7% over the equivalent quarter and year to date period respectively in the prior year.

        The digital specialty television channels' revenue was $7.1 million for the quarter ended June 30, 2004 compared to $5.7 million for the quarter ended June 30, 2003, representing a 24.6% growth in revenue. For the six months ended June 30, 2004, the digital specialty television channels' revenue increased $2.5 million or 22.1% to $13.8 million. These favourable variances are a result of an increase in the number of subscribers. The Company's digital specialty television channels advertising revenue growth was driven by volume rather than rate as these newer channels continue to attract a growing number of advertisers. The Company's digital specialty television channels were launched towards the end of the September 2001 quarter. As detailed in statistics provided by Nielsen Media Research for the period from April 5, 2004 to June 27, 2004, three of the Company's seven digital channels were ranked among the top 10 digital specialty television channels for viewers aged 25 to 54. In particular, Showcase Action was ranked number one and Showcase Diva was ranked number four.

        Total paid subscribers for the channels in which the Company holds a controlling ownership grew 6.8% to 34.7 million subscribers at June 30, 2004 compared to June 30, 2003.

        Motion Picture Distribution revenue was $155.3 million in the quarter compared to $59.4 million in the prior year's quarter, representing an increase of $95.9 million, or 161.4%. The May 2004 acquisition of Aurum contributed $21.2 million or 22.1% to this favourable variance with the remaining increase due primarily to the strong performance of Domestic Distribution and Momentum.

        For the six months ended June 30, 2004, Motion Picture Distribution revenue was $250.7 million compared to $144.5 million in the equivalent period in the prior year, representing an increase of $106.2 million, or 73.5%. The May 2004 acquisition of Aurum contributed $21.2 million or 20.0% to this favourable variance with the remaining increase due primarily to the strong performance of Domestic Distribution and Momentum.

        The following table outlines further information on Motion Picture Distribution's revenue that has not been shown on the consolidated statements of loss (in millions of Canadian dollars).

	Theatrical (unaudited)	Video/DVD (unaudited)	Television (unaudited)	Total (unaudited)
Three months ended June 30, 2004
Domestic Distribution	12.6	76.8	13.6	103.0
Momentum Pictures	3.3	20.8	3.5	27.6
Aurum	1.2	20.0	—	21.2
Cinemas	3.5	—	—	3.5

Three months ended June 30, 2003
Domestic Distribution	8.9	21.1	9.6	39.6
Momentum Pictures	1.9	12.3	2.8	17.0
Aurum	—	—	—	—
Cinemas	2.8	—	—	2.8
	Theatrical (unaudited)	Video/DVD (unaudited)	Television (unaudited)	Total (unaudited)
Six months ended June 30, 2004
Domestic Distribution	37.5	113.1	26.2	176.8
Momentum Pictures	11.6	29.4	4.9	45.9
Aurum	1.2	20.0	—	21.2
Cinemas	6.8	—	—	6.8

Six months ended June 30, 2003
Domestic Distribution	37.0	42.2	25.8	105.0
Momentum Pictures	4.0	25.2	3.7	32.9
Aurum	—	—	—	—
Cinemas	6.6	—	—	6.6

        Management does not focus on direct profit or EBITDA using the above distinction as the cost of the underlying asset, the distribution right, is not necessarily distinguished between the theatrical, video/DVD and television distribution channels.

        Domestic Distribution's revenue was $103.0 million for the quarter ended June 30, 2004 compared to $39.6 million in the prior year's quarter. The increase was primarily due to an increase in video/DVD revenue, which increased $55.7 million to $76.8 million due to the successful video/DVD release of Lord of the Rings: The Return of the King. Its predecessor film, Lord of the Rings: The Two Towers, was not released until the second half of calendar 2003. Theatrical revenue increased $3.7 million to $12.6 million as the current quarter benefited from the strong performance of such releases as Kill Bill Volume II, Farenheit 911 and The Punisher. Television revenue increased $4.0 million to $13.6 million. This variance was largely the result of timing of releases on pay and free television during the current quarter. Domestic Distribution's revenue was $176.8 million for the six months ended June 30, 2004 compared to $105.0 million in the prior year's quarter. This increase was primarily due to strong video/DVD sales reflecting the video/DVD release of several successful pictures including Lord of the Rings: The Return of the King, Spy Kids 3D: Game Over, Freddy vs Jason, Lost in Translation, 21 Grams, Kill Bill: Volume I, Scary Movie 3, Cold Mountain, Texas Chainsaw Massacre and The Butterfly Effect.

        Momentum Pictures' revenue was $27.6 million in the quarter ended June 30, 2004 compared to $17.0 million in the prior year's quarter. This increase is mainly due to increases in theatrical and video/DVD revenue. Theatrical revenue benefited from the successful release of Eternal Sunshine of the Spotless Mind. Video/DVD revenue increased $8.5 million to $20.8 million as the current quarter benefited from strong sales of Lost in Translation, and the re-release of Reservoir Dogs. Momentum revenue increased by $13.0 million to $45.9 million when compared to the six months ended June 30, 2003. This increase was largely due to a $7.6 million increase in theatrical revenue, which benefited from the successful release of Lost in Translation, which has become Momentum's highest grossing film at the box office, and the strong performance of Eternal Sunshine of the Spotless Mind. Additionally, Momentum's video/DVD revenue also increased by $4.2 million as the current six-month period also benefited from the release of Lost in Translation on video/DVD and the re-release of Reservoir Dogs.

        Cinemas' revenue was $3.5 million in the quarter ended June 30, 2004 compared to $2.8 million in the prior year's quarter. This increase was due to a rise in admission prices as well as viewer attendance levels. For the six months ended June 30, 2004, Cinema revenue increased $0.2 million to $6.8 million.

        Revenue from Momentum Pictures accounted for 17.8% and 18.3% of Motion Picture Distribution's revenue for the quarter and six months ended June 30, 2004, respectively compared to 28.6% and 22.8% in the prior year's quarter and year to date period respectively. Momentum Pictures accounted for 15.8% and 15.0% of Motion Picture Distribution's EBITDA for the quarter and six months ended June 30, 2004 respectively compared to 41.3% and 20.3% in the same periods in the prior year respectively.

        Revenue from Aurum accounted for 13.7% and 8.5% of Motion Picture Distribution's revenue for the quarter and six months ended June 30, 2004, respectively. Aurum accounted for 8.2% and 4.4% of Motion Picture Distribution's EBITDA for the quarter and six months ended June 30, 2004, respectively.

        Domestic Distribution released 14 titles theatrically in the quarter ended June 30, 2004 compared to 17 in the prior year's quarter. Additionally, 36 videos and 41 DVDs were released in the quarter ended June 30, 2004, compared to 42 videos and 42 DVDs released in the prior year's quarter. Momentum Pictures released 3 titles theatrically in the quarter ended June 30, 2004 compared to 6 in the prior year's quarter. Additionally, 5 videos and 4 DVDs were released in the quarter ended June 30, 2004, compared to 4 videos and 4 DVDs released in the prior year's quarter. Since its acquisition in May 2004, Aurum released 1 title theatrically, 1 video and 1 DVD. Although the number of releases in any particular period may impact the level of revenues earned by Motion Picture Distribution within a period, the revenues and corresponding direct margins can be impacted by the theatrical and subsequent home video performance of particular releases within specific periods.

        Entertainment's revenue was $49.3 million for the quarter ended June 30, 2004 compared to $47.9 million in the prior year's quarter, representing an increase of $1.4 million, or 2.9%. The increase in revenue is due to an increase in CSI revenues over the prior year's quarter of $11.2 million, or 58.9% mainly as a result of increased international sales. Offsetting this increase in CSI revenues, is a decrease in other revenues. In the prior year's quarter, there were 4.0 hours of television movies and 1.5 hours of kids programming compared to no television movies and 1.0 hour of kids programming in the current quarter.

        For the six months ended June 30, 2004, Entertainment revenue was $109.2 million compared to $138.8 million in the prior year, representing a decrease of $29.6 million, or 21.3%. The decrease is due to a decrease in CSI revenues of $4.0 million or 5.6% as a result of the timing of international sales. Other revenues have also declined compared to the prior year by $25.6 million or 38.2%. The decrease stems from a variety of factors including the delivery of fewer television series and movies and factual programming in the six months ended June 30, 2004 compared to the prior year's period. Also contributing to this decrease is the adoption of a change in accounting policy with respect to government financing and assistance, which was applied prospectively commencing January 1, 2004. The recognition of government financing and assistance changed from revenue to a reduction of the related production costs. The impact of this change in accounting policy was a reduction in revenue of $1.1 million and $8.6 million for the three months and six months ended June 30, 2004, respectively. (See note 16 of the Company's consolidated financial statements).

        Revenue from the CSI franchise accounted for 61.3% of Entertainment's revenue for the quarter ended June 30, 2004 compared to 39.7% for the prior year's quarter. The CSI franchise accounted for $13.2 million of Entertainment's direct profit in the quarter ended June 30, 2004 compared to $9.1 million in the same period in the prior year. For the six months ended June 30, 2004, revenue from the CSI franchise accounted for 62.0% of Entertainment's revenue compared to 55.5% for the equivalent period in the prior year. The CSI franchise accounted for $23.3 million of Entertainment's direct profit in the six months ended June 30, 2004 compared to $30.2 million in the same period in the prior year.

        The following table shows the Company's Entertainment production deliveries for the three months and six months ended June 30, 2004 and 2003.

	Three months ended June 30,		Six months ended June 30,
Production Deliveries	2004 (unaudited)	2003 (unaudited)	2004 (unaudited)	2003 (unaudited)
Motion Pictures (number of films)	—	—	1.0	—

Television hours:
CSI Vegas/Miami	10.0	10.0	26.0	25.5
Series	—	—	8.5	11.5
Movies	—	4.0	—	4.5
Kids	1.0	1.5	9.5	1.5

	11.0	15.5	44.0	43.0

Factual	19.0	12.5	30.0	43.0

        Other revenue, which includes revenue from various corporate investments, was $0.2 million for the quarter ended June 30, 2004 compared to nil in the prior year's quarter. For the six months ended June 30, 2004, Other revenue increased $0.2 million to $0.6 million.

        Direct Profit    Direct profit is defined as revenue less direct operating expenses, which includes those expenses that are directly attributable to the cost of the product generating the revenue streams. In the case of Entertainment and Motion Picture Distribution, these costs include the amortization and write off, if applicable, of investment in film and television programs and direct print and advertising incurred to earn revenue. In the case of Broadcasting, direct operating expenses include the amortization of the broadcast rights and the costs incurred to meet the Canadian Content Program Expenditure Requirements mandated by Condition of License by the Canadian Radio-television and Telecommunications Commission ("CRTC"). These include costs to create the on-air look and on-air promotion of programs.

        Direct profit was $85.2 million for the quarter ended June 30, 2004 compared to $36.0 million in the prior year's quarter, representing an increase of $49.2 million, or 136.7%. For the six months ended June 30, 2004, direct profit was $151.2 million compared to $98.7 million for the equivalent period in the prior year representing an increase of $52.5 million or 53.2%. Broadcasting, Motion Picture Distribution, Entertainment and Other all achieved increases in their direct profits for the quarter as well as the six months ended June 30, 2004.

        Direct margin increased to 31.8% in the quarter ended June 30, 2004 compared to a margin of 22.5% in the quarter ended June 30, 2003. This increase is the net result of an increase in Entertainment, offset by decreases in Broadcasting and Motion Picture Distribution direct margins. For the six months ended June 30, 2004, direct margin increased to 31.6% from 25.6% for the six months ended June 30, 2003. This increase is the net result of an increase in Entertainment, offset by decreases in Broadcasting and Motion Picture Distribution direct margins.

        Broadcasting direct profit increased from $31.9 million for the quarter ended June 30, 2003 to $36.5 million for the quarter ended June 30, 2004 as a result of an increase in advertising revenues realized by the Company's analog channels as well as an increase in the number of subscribers of our digital specialty television channels as previously explained. For the six months ended June 30, 2004, Broadcasting direct profit increased to $68.4 million from $60.7 million for the equivalent period in the prior year as a result of an increase in advertising revenues realized by the Company's analog channels as previously explained.

        Broadcasting direct margin decreased from 60.9% in the quarter ended June 30, 2003 to 58.1% in the quarter ended June 30, 2004 and 59.6% for the six months ended June 30, 2003 to 57.6% for the six months ended June 30, 2004. The decreases are due to increased amortization of broadcast rights due to an accelerating method of amortization as the digital channels mature.

        Motion Picture Distribution direct profit was $26.4 million for the quarter ended June 30, 2004 compared to $14.8 million for the quarter ended June 30, 2003, representing an increase of $11.6 million or 78.4%. The May 2004 acquisition of Aurum contributed $2.2 million or 19.0% to this favourable variance with the remaining increase due to increases in Domestic Distribution and Cinemas, which were partially offset by a decrease in Momentum. The increase in Domestic Distribution and Cinemas direct profit was due to increases in revenue as previously discussed. Momentum's direct profit declined by $0.7 million to $4.6 million due to timing of P&A costs as well as sales in the prior period quarter generated lower royalty expenses. For the six months ended June 30, 2004, Motion Picture Distribution direct profit was $47.9 million, an increase of $19.5 million or 68.7% over the prior year six month period. The May 2004 acquisition of Aurum contributed $2.2 million or 11.3% to this favourable variance with the remaining increase due to increases in Domestic Distribution, Momentum and Cinemas. The increase in Domestic Distribution and Cinemas direct profit was due to increases in revenue as previously discussed.

        Motion Picture Distribution direct margin decreased to 17.0% for the quarter ended June 30, 2004 compared to 24.9% for the quarter ended June 30, 2003 as direct margins in both Domestic Distribution and Momentum decreased. Motion Picture Distribution direct margin decreased slightly to 19.1% for the six months ended June 30, 2004 compared to 19.7% for the equivalent period in the prior year. These declines were largely the result of a change in the mix of video/DVD titles sold, with sales during the quarter more heavily weighted towards titles with higher royalty costs and lower margins. Direct margin was also impacted by the acquisition of Aurum whose direct margins have traditionally been lower than those of Domestic Distribution and Momentum as Aurum has historically had higher local direct operating costs. Management is currently reviewing Aurum's local operating arrangements. Additionally, Aurum's direct margin includes a $0.4 million amortization charge related to the excess of the purchase price over the net book value of the underlying assets acquired.

        Motion Picture Distribution direct margin decreased slightly to 19.1% for the six months ended June 30, 2004 compared to 19.7% for the equivalent period in the prior year.

        Entertainment direct profit for the quarter ended June 30, 2004 includes $13.2 million of margin from the CSI franchise, compared to $9.1 million in the prior year's quarter. Entertainment direct margin for the quarter ended June 30, 2004 includes a 43.7% margin on CSI revenues compared to 37.4% margin on CSI revenues in the prior year's quarter. For the six months ended June 30, 2004, Entertainment direct profit includes $23.3 million of margin from the CSI franchise, compared to $30.2 million in the prior year period. Entertainment direct margin for the six months ended June 30, 2004 includes a 34.4% margin on CSI revenues compared to 39.2% margin on CSI revenues in the prior year period. This decline is partially due to the timing of international sales.

        During the quarter ended June 30, 2004, the Company recorded a significant reduction in its investment in film and television programs, representing a reimbursement of production costs to be received over time. As a result of this reduction, future sales will generate higher margins.

        Operating Expenses    Operating expenses represent period costs that are not directly attributable to a product and include such costs as salaries and benefits, occupancy, general and administrative expenses, general marketing costs, professional fees and broadcast transponder or signal delivery costs.

        Operating expenses were $34.5 million for the quarter ended June 30, 2004 compared to $30.5 million for the quarter ended June 30, 2003, representing an increase of $4.0 million or 13.1%. The increase in operating expenses is comprised of increases of $3.2 million in Broadcasting, $1.2 million in Motion Picture Distribution and $0.6 million in Entertainment and are offset by a decrease in Other of $1.0 million.

        The increase in Broadcasting is due to timing of compensation and advertising and promotion expenses. The increase in Motion Picture Distribution operating expenses is due to public company costs incurred by Distribution LP on behalf of Movie Distribution Income Fund. In addition, the acquisition of Aurum during the quarter contributed $0.6 million to the increase in Motion Picture Distribution operating expenses. The increase in Entertainment operating expenses is primarily due to additional provision for doubtful accounts. The decrease in Other is primarily due to costs related to the Company's interest in the structured financing business incurred in the prior year's quarter.

        For the six months ended June 30, 2004, operating expenses increased $1.0 million to $67.4 million. The increase in operating expenses is comprised of increases of $0.4 million in Broadcasting, $1.3 million in Motion Picture Distribution and $0.6 million in Other and are offset by a decrease in Entertainment of $1.3 million.

        Earnings before undernoted (EBITDA)    For the quarter ended June 30, 2004, EBITDA was $50.7 million compared to $5.5 million for the quarter ended June 30, 2003, representing an increase of $45.2 million, or 821.8%. This increase is the net result of increases of $1.4 million in Broadcasting, $10.4 million in Motion Picture Distribution, $32.1 million in Entertainment and $1.3 million in Other.

        As a percentage of revenue, EBITDA margin increased to 18.9% compared to 3.4% for the quarter ended June 30, 2003.

        Broadcasting's EBITDA increased by 7.1% over the comparable period in the prior year, with EBITDA of $21.1 million; Motion Picture Distribution's EBITDA increased by 113.0% to $19.6 million; Entertainment's EBITDA was $16.0 million compared to a loss of $16.1 million for the quarter ended June 30, 2003; and Other's losses decreased by 17.8% to $6.0 million, down from $7.3 million in the prior year's comparable quarter.

        For the six months ended June 30, 2004, EBITDA was $83.8 million compared to $32.3 million for the six months ended June 30, 2003, representing an increase of $51.5 million, or 159.4%. This increase is the net result of increases of $7.3 million in Broadcasting, $18.2 million in Motion Picture Distribution and $26.4 million in Entertainment and is offset by an increase in losses in Other of $0.4 million to losses of $13.6 million.

        As a percentage of revenue, EBITDA margin increased to 17.5% compared to 8.4% for the six months ended June 30, 2003.

        Broadcasting's EBITDA increased by 23.3% over the six months ended June 30, 2003, with EBITDA of $38.6 million; Motion Picture Distribution's EBITDA increased by 102.8% to $35.9 million; Entertainment's EBITDA was $22.9 million compared to a loss of $3.5 million for the six months ended June 30, 2003; and Other's losses increased by 3.0% to $13.6 million, up from $13.2 million in the prior year's comparable year to date period.

        Adjusted EBITDA    As defined on page 21, adjusted EBITDA for the quarter ended June 30, 2004 was $51.2 million compared to $5.5 million for the quarter ended June 30, 2003, representing an increase of $45.7 million. For the six months ended June 30, 2004, adjusted EBITDA increased by $52.5 million to $84.8 million from $32.3 million for the equivalent period ended in the prior year.

        As a percentage of revenue adjusted EBITDA margins increased to 19.1% compared to 3.4% for the quarter ended June 30, 2003. As a percentage of revenue adjusted EBITDA margins increased to 17.7% compared to 8.4% for the six months ended June 30, 2003. Adjusted EBITDA excludes $0.5 million and $1.0 million of charges included in operating expenses related to the Entertainment restructuring (see note 6 to the Company's consolidated financial statements) for the three months and six months ended June 30, 2004 respectively.

        Amortization    Amortization was $5.4 million for the quarter ended June 30, 2004 compared to $8.0 million for the quarter ended June 30, 2003. For the six months ended June 30, 2004, amortization decreased by $10.1 million to $11.9 million. Amortization includes development costs charges, and amortization of property and equipment and other assets. This decrease is largely a result of a reduction in unamortized development costs as a result of the restructuring of our Entertainment operations as described in note 6 of the Company's consolidated financial statements. For the six months ended June 30, 2004, $1.9 million of the amortization expense was expensed in connection with the restructuring plan, as described in note 6 of the Company's consolidated financial statements.

        Interest    Interest expense decreased $2.5 million to $16.1 million for the quarter ended June 30, 2004 compared to $18.6 million for the quarter ended June 30, 2003. For the six months ended June 30, 2004, interest expense decreased $13.5 million to $30.7 million compared to $44.2 million for the six months ended June 30, 2003.

        The decrease in interest expense for the quarter ended June 30, 2004 compared to June 30, 2003 is comprised of a $3.3 million decrease in cash interest expenses and a $0.8 million increase in non-cash interest charges. The decrease in interest expense for the six months ended June 30, 2004 compared to the equivalent period in the prior year is comprised of a $12.1 million decrease in cash interest expenses and a $1.4 million decrease in non-cash interest charges. These non-cash interest charges include a decrease in the interest capitalized to investment in film and television programs, which is in line with the Company's strategy to significantly reduce capital intensive production activities, plus a decrease in amortized interest due to a change in accounting policy with respect to the amortization of interest previously capitalized, which was applied prospectively commencing January 1, 2004. The amortization has now been recorded as direct operating expense rather than as interest expense. (See note 16 of the Company's consolidated financial statements). As a result of this change in accounting policy, the Company included $0.6 million in connection with the amortization of capitalized interest in direct operating expenses during the six months ended June 30, 2004.

        For the quarter ended June 30, 2004, interest expense is net of amounts capitalized to investment in film and television programs of $0.2 million compared to $1.6 million in the prior year's quarter. For the year to date period ended June 30, 2004, interest expense is net of amounts capitalized to investment in film and television programs of $1.5 million compared to $3.7 million in the equivalent period in the prior year. Interest expense for the quarter and year to date period ended June 30, 2004 does not include amortization of interest previously capitalized to investment in film and television programs due to a change in accounting policy described above. However, $0.6 million and $3.4 million was included in interest expense in the prior year's quarter and year to date period respectively for amortization of interest previously capitalized to investment in film and television programs. Interest that has been capitalized and not expensed during the year is charged to interest in future periods as the related film and television programs are delivered and costs are amortized.

        Deferred financing cost amortization totals $1.3 million for the quarter ended June 30, 2004 compared to $1.3 million in the prior year's quarter. Deferred financing cost amortization totals $2.5 million for the six months ended June 30, 2004 compared to $2.7 million in the equivalent period of the prior year.

        A portion of the reduction in the cash interest expense for the quarter ended June 30, 2004 compared to the prior year's quarter relates to the impact of the strength of the Canadian dollar on the interest on the U.S. dollar denominated senior subordinated notes. In addition, cash interest also decreased as a result of the reduction in the senior revolving credit facility during the three-month period ended December 31, 2003. Net indebtedness (indebtedness less cash and cash equivalents) decreased from $583.7 million at June 30, 2003 to $516.3 million at June 30, 2004, a reduction of $67.4 million. The impact on indebtedness of the $0.02 change in the value of the Canadian dollar was $4.1 million.

        Equity Losses in Affiliates    Equity losses in affiliates was $0.1 million for the quarter ended June 30, 2004 compared to the same amount for the quarter ended June 30, 2003. For the six months ended June 30, 2004, equity losses was $0.1 million compared to income of $0.1 million for the equivalent period in the prior year. Equity losses in affiliates include the Company's share of losses from its investments in two digital specialty television channels, One: The Body, Mind and Spirit Channel and Scream and its investment in ExtendMedia Inc.

        Income Taxes    The income tax provision for the quarter ended June 30, 2004 decreased by $3.1 million to $3.0 million compared to the quarter ended June 30, 2003. For the six months ended June 30, 2004, income tax provision decreased $8.7 million to $6.1 million compared to $14.8 million in the equivalent period in the prior year. These variances are due to a higher proportion of income earned in lower income tax rate jurisdictions as well as the recovery of valuation allowances taken in prior periods.

        Earnings (Loss) From Operations Before Undernoted And Discontinued Operations (Operating Earnings (Loss)) Operating earnings for the quarter ended June 30, 2004 was $19.4 million compared to an operating loss of $22.1 million for the quarter ended June 30, 2003. Net operating earnings for the quarter ended June 30, 2004 was $16.2 million, compared to a net operating loss of $23.7 million in the quarter ended June 30, 2003.

        On a per share diluted basis, net operating earnings was $0.38 for the quarter ended June 30, 2004 compared to net operating loss per share of $0.55 in the comparable period in the prior year.

        Operating earnings for the six months ended June 30, 2004 was $23.6 million compared to an operating loss of $40.1 million for the six months ended June 30, 2003. Net operating earnings for the six months ended June 30, 2004 was $16.8 million, compared to a net operating loss of $42.9 million in the six months ended June 30, 2003.

        On a per share diluted basis, net operating earnings was $0.39 for the six months ended June 30, 2004 compared to net operating loss per share of $1.01 in the comparable period in the prior year.

        Adjusted Operating Earnings (Loss)    As defined on page 21, adjusted operating earnings for the quarter ended June 30, 2004 was $20.1 million compared to $22.1 million of adjusted operating loss in the prior year's quarter. Adjusted net operating earnings for the quarter ended June 30, 2004 was $16.7 million, compared to adjusted net operating loss of $23.7 million in the prior year's quarter. Adjusted operating earnings excludes $0.5 million and $0.2 million of charges included in operating expenses and amortization, respectively related to the Entertainment restructuring (see note 6 to the Company's consolidated financial statements) for the three months ended June 30, 2004.

        On a per share diluted basis, adjusted net operating earnings was $0.39 for the quarter ended June 30, 2004 compared to adjusted net operating loss per share of $0.55 in the comparable period in the prior year.

        Adjusted operating earnings for the six months ended June 30, 2004 was $26.5 million compared to $40.1 million of adjusted operating loss in the prior year's period. Adjusted net operating earnings for the six months ended June 30, 2004 was $16.7 million, compared to adjusted net operating loss of $42.9 million in the prior year's period. Adjusted operating earnings excludes $1.0 million and $1.9 million of charges included in operating expenses and amortization, respectively related to the Entertainment restructuring (see note 6 to the Company's consolidated financial statements) for the six months ended June 30, 2004.

        On a per share diluted basis, adjusted net operating earnings was $0.44 for the quarter ended June 30, 2004 compared to adjusted net operating loss per share of $1.01 in the comparable period in the prior year.

        Net Investment Gains (Loss)    Investment gains for the quarter ended June 30, 2004 include $0.3 million relating to a mark to market adjustment on one of the Company's investments and is offset by $0.2 million of losses incurred on the disposal of assets. For the six months ended June 30, 2004, investment gains include $0.5 million relating to a mark to market adjustment on one of the Company's investments and is offset by $0.1 million of losses incurred on the disposal of assets.

        Unusual Items    There were no unusual items for the quarter and six months ended June 30, 2004, compared to nil and $3.9 million for the quarter and six months ended June 30, 2003, respectively for severance and professional fees related to the elimination of 33 full-time positions in Entertainment announced in March 2003.

        Net Earnings (Loss)    The net earnings for the quarter ended June 30, 2004 was $10.4 million compared to the net loss of $7.1 million for the quarter ended June 30, 2003. On a basic and diluted basis, net earnings per share was $0.24 for the quarter ended June 30, 2004 compared to net loss per share of $0.17 for the quarter ended June 30, 2003.

        The net earnings for the six months ended June 30, 2004 was $8.4 million compared to the net loss of $19.6 million for the six months ended June 30, 2003. On a basic and diluted basis, net earnings per share was $0.20 and $0.19 respectively for the six months ended June 30, 2004 compared to net loss per share of $0.46 and $0.46 respectively for the six months ended June 30, 2003.

Liquidity and Capital Resources

Current and Short Term Liquidity

        The nature of our business is such that significant expenditures are required to produce and acquire television programs and motion pictures in advance of revenue generation from these programs and motion pictures, which is earned over an extended period of time after their completion or acquisition. As well, launching new specialty television channels is initially capital intensive. This results in significant working capital requirements. The Company has historically financed its working capital requirements through a combination of cash flow from operations, the use of revolving credit facilities, and the issuance of debt.

        Working capital, comprising cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, income taxes payable and deferred revenue, net of our senior revolving credit facility and the current portion of term loans, was a deficiency of $229.8 million at June 30, 2004 compared to a deficiency of $446.4 million at June 30, 2003, representing an improvement of $216.6 million. The most significant contributors to the improvement in the Company's working capital are the increase in accounts receivable caused by the increase in revenue, the decrease in the senior revolving credit facility and the increase in cash flow from operations.

        The Company's operating cash flow (see note on non-GAAP measures on page 21 for the definition and calculation of operating cash flow) for the quarter ended June 30, 2004 was an inflow of $37.4 million compared to an outflow of $42.3 million for the quarter ended June 30, 2003, representing an increase of $79.7 million. Operating cash flow for the six months ended June 30, 2004 was an inflow of $40.6 million compared to an outflow of $71.8 million in the prior year six-month period, representing an increase of $112.4 million. These variances are due to an increase in operational earnings and a net reduction in investment in film and reflects the Company's previously articulated strategy to significantly reduce its capital-intensive production activities. In the quarter ended June 30, 2004, the Company reduced prime time drama production to just 10.0 hours, 100% of which were part of the CSI franchise. This compares to 14.0 hours in the prior year's quarter, and 13.0 hours in the quarter ended two years prior. Management expects that the level of non-CSI production hours will continue to decline throughout the year.

        The Company's free cash flow (see note on non-GAAP measures on page 21 for the definition and calculation of free cash flow) for the quarter ended June 30, 2004 was an outflow of $120.9 million compared to an outflow of $81.8 million for the quarter ended June 30, 2003, representing a decrease of $39.1 million. Free cash flow for the six months ended June 30, 2004 was an outflow of $111.6 million compared to an outflow of $37.1 million, representing a decrease of $74.5 million. Free cash flow for the three months and six months ended June 30, 2004 was positively affected by an increase in operating earnings and a net reduction in the investment in film account, and adversely affected by an increase in non-cash operating balances and the acquisition of Aurum. The increase in non-cash operating balances was mainly due to an increase in accounts receivable which was caused by increased revenue and other long term receivables.

        Any deficiencies in the Company's operating or free cash flow are typically funded by the Company's $300.0 million senior revolving credit facility or by debt or equity issuances.

        As previously mentioned, the Company's net debt, which comprises the senior revolving credit facility, term loans and senior subordinated notes, net of cash and cash equivalents, decreased over the prior year by $67.4 million, from $583.7 million at June 30, 2003 to $516.3 million at June 30, 2004, primarily as a result of monetizing 49.0% of the value of the Company's Motion Picture Distribution assets. Excluding the impact of a change in the U.S. dollar exchange rate, the Company's total debt decreased by $63.3 million since June 30, 2003. This decrease is consistent with the Company's strategy of debt reduction and will continue throughout Calendar 2004. The Company expects to fund its debt reduction program through cash flows from operations and through the use of bonus payments it will receive as a result of the continued rating success of CSI.

        The Company completed an initial public offering for units of the Movie Distribution Income Fund on October 15, 2003. The Company received gross proceeds of $254.0 million on the closing of the offering from the sale of a 49% interest in our motion picture distribution business. As planned, these funds have been used to significantly pay down the Company's debt in the current quarter. The Company continues to consolidate the operations of Distribution LP into the Company's results. Even though a $50.0 million term loan that has been secured by Distribution LP is non-recourse to the Company, it is included in the Company's reported consolidated total indebtedness.

        In addition, the Fund's 49.0% interest in Distribution LP entitles it to at least 49.0% of the cash distribution of Distribution LP's unit. Accordingly, the Company's future cash flows will be impacted by the expected monthly distributions to holders of LP Units. These distributions will be funded through cash flows from operations.

        Commitments    As a result of the acquisition of Aurum in May 2004, the Company's future cash flow commitments have increased by $21.1 million. Cash flow commitments for future film purchases that entitle Motion Picture Distribution to future distribution rights have increased by approximately $19.8 million, and operating lease commitments have increased by $1.3 million. The commitments for future film purchases are payable over the next two years and the commitments for operating leases are payable over next four years.

        There have been no other significant changes in the nature or value of commitments since December 31, 2003. Refer to Management's Discussion and Analysis in the Company's fiscal 2004 Annual Report for further details of the Company's commitments.

Capital Resources

        Senior Revolving Credit Facility    As at June 30, 2004, the senior revolving credit facility provides up to $300.0 million in available committed credit bearing interest at rates ranging from the Bankers' Acceptance rate and LIBOR plus 0.75% to plus 3.0%, and the Canadian prime rate and the US base rate plus up to 1.75%. The facility is due in full in January 2006. As at June 30, 2004, the Company had unused credit facilities aggregating $231.9 million compared to $293.3 million as at June 30, 2003 including the outstanding letters of credit of $19.5 million (June 30, 2003 — $56.3 million).

        On October 15, 2003, as part of the creation of the Movie Distribution Income Fund, Distribution LP negotiated a revolving credit facility which provided up to $25.0 million in borrowings bearing interest at rates ranging from the Canadian prime rate and the US base rate plus 1.0% to 2.0% and the Banker's Acceptance rate and LIBOR plus 2.0% to 3.0%. The facility is a 364-day facility that can be extended for a further 364 days upon request. If the facility is not extended it is deemed converted to a non-revolving credit facility and any outstanding advances are converted to a term loan maturing 365 days after the revolving credit facility maturity date of October 13, 2004.

        In May 2004, Distribution LP amended and restated its credit agreement. The amended facility authorizes $25.0 million additional credit and the term loan was modified resulting in $25.0 million of the term loan balance being transferred to the new revolving term credit facility as described below. The new facility bears interest at the same interest rates as the initial term loan and matures October 15, 2006.

        As at June 30, 2004, none of the revolving credit facility and $22.4 million of the revolving term facility have been drawn and Distribution LP had unused credit facilities aggregating $52.6 million.

        Senior Subordinated Notes    The Company has outstanding an aggregate of US$300.0 million senior subordinated notes bearing interest at 13% per year that mature on December 15, 2009. At any time on or after December 15, 2004 the Company may redeem all or a portion of the notes at specified redemption prices plus accrued interest to the date of redemption.

        Term Loans    Term loans include various industry loans, obligations under capital lease and a non-revolving term facility held by Distribution LP. In May 2004, Distribution LP's term loan was modified resulting in $25.0 million of the term loan balance being transferred to the new revolving term credit facility. At June 30, 2004, the $50.0 million non-revolving term facility held by Distribution LP was fully drawn.

        Capital Expenditures    As at June 30, 2004 the Company had no firm capital expenditure commitments. The Company's capital expenditure budget for Calendar 2004 will be funded primarily from cash flow from operations.

Long Term Liquidity

        Since the first quarter of fiscal 2002, the Company reduced its net debt from a peak of $729.7 million to $516.3 million on June 30, 2004. With a continued keen focus on generating free cash flow, the Company expects that debt reduction will continue to accelerate. The Company plans to refinance our existing 13% senior subordinated notes within Calendar 2004 as a result interest expense will decline significantly in the future.

        In order to achieve the Company's long-term growth strategy, which may involve the launch of additional specialty television channels and expansion into continental Europe, additional sources of capital may be required. With the successful initial public offering of units in Movie Distribution Income Fund completed on October 15, 2003, the Company was able to accelerate debt reduction efforts, and gain a partner to help finance future growth opportunities. Additionally, the Company has historical been successful in securing a committed five-year senior revolving credit facility, and in raising debt and equity capital in the Canadian and U.S. markets. As in prior years, the Company was able to raise funds through increased borrowings under its senior credit facilities and through the issuance of Ordinary LP Units to finance the acquisition of Aurum during the current quarter.

        Management believe that the availability of the current committed, or a renewed, senior revolving credit facility, the operating facility, capital base and earnings from operations will be sufficient to fund the Company's operations and commitments for the foreseeable future, although there can be no assurance in this regard.

Related Party Transactions

        There have been no significant changes in the nature or value of related party transactions since December 31, 2003. Refer to Management's Discussion and Analysis in the Company's fiscal 2004 Annual Report for further details of related party transactions.

Outstanding Shares

        The Company is authorized to issue an unlimited number of Class A Voting Shares and Class B Non-Voting Shares. At August 11, 2004 the Company had 2,843,171 Class A Voting Shares and 40,269,063 Class B Non-Voting Shares outstanding compared to 2,897,171 Class A Voting Shares and 40,188,263 Class B Non-Voting Shares outstanding as at June 30, 2004.    The Class A Voting Shares and the Class B Non-Voting Shares have identical attributes except that the Class B Non-Voting Shares are non-voting and each of the Class A Voting Shares is convertible at any time at the holder's option into one fully paid and non-assessable Class B Non-Voting Share. The Class B Non-Voting Shares may be converted into Class A Voting only in certain circumstances.

Off Balance Sheet Arrangements

        There have been no significant changes in the Company's off balance sheet arrangements since December 31, 2003. Refer to Management's Discussion and Analysis in the Company's fiscal 2004 Annual Report.

Market Risk

        The Company is exposed to market risk related to interest rates and foreign exchange rates. The Company is authorized to enter into currency conversion and interest rate conversion agreements to modify the exposure to these risks, however, the Company does not engage in any speculative trading program.

        Foreign Exchange Risk    A significant portion of our revenue and expenses are in currencies other than Canadian dollars and, therefore, are subject to fluctuations in exchange rates. Approximately 32.6% of our revenues for the six months ended June 30, 2004 were derived from our foreign customers, a significant portion of which was denominated in U.S. dollars. Exchange rates may vary substantially and have an adverse impact on our results of operations, prospects or financial condition. The exposure to this foreign exchange risk has been mitigated by the Company's U.S. dollar denominated senior subordinated notes and expenditures on certain film and television programs. As at June 30, 2004, there were no foreign exchange forward contracts outstanding.

        Interest Rate Risk    The Company is exposed to interest rate risk arising from fluctuations in interest rates on its drawings under its senior revolving credit facility. The exposure to floating rate debt has been mitigated by the Company's fixed rate senior subordinated notes. As at June 30, 2004, there were no interest rate conversion agreements outstanding.

        Credit Risk    Credit risk on the Company's accounts receivable is controlled as a significant portion is due from the Canadian federal government and other government agencies in addition to there being a wide variety of customers, markets and geographic areas to which the Company sells.

        Portfolio Risk    The Company owns various warrants and exchange rights to purchase shares in publicly traded companies. These amounts are recorded in the financial statements at their market value. The market value of these rights may vary substantially and have an adverse impact on our results of operations, prospects or financial condition. During the six months ended June 30, 2004 the Company recognized gains of $0.5 million in marking these rights to market.

Critical Accounting Policies and Estimates

        There have been no significant changes in the Company's accounting policies and estimates since December 31, 2003. Refer to Management's Discussion and Analysis in the Company's fiscal 2004 Annual Report.

Accounting Changes and Recent Accounting Pronouncements

        Refer to Management's Discussion and Analysis in the Company's fiscal 2004 Annual Report.

        On January 1, 2004, the Company adopted the recommendations of the new CICA Handbook Section 1100, "Generally Accepted Accounting Principles", on a prospective basis. The section mandates a new approach in determining the appropriate treatment for transactions for which the accounting is not specifically addressed in the Handbook. Effectively, it requires an enterprise to decide the treatment of a transaction by carefully considering analogous situations in the Handbook, basic financial statement concepts and, if appropriate, other relevant authoritative literature. As a result of the new Section, the Company will no longer use historical industry practice as its primary source of authority, and accordingly adopted the following changes:

(1)
The recognition of government financing and assistance changed from revenue to a reduction of the related production costs. The impact in the three months ended June 30, 2004 is a reduction in revenue of $1.1 million, a reduction of direct operating expenses of $0.2 million and a reduction of direct profit of $0.9 million. The impact in the six months ended June 30, 2004 is a reduction in revenue of $8.6, a reduction of direct operating expenses of $7.1 and a reduction of direct profit of $1.5.

(2)
Amortization of interest previously capitalized of $0.6 million has been recorded as a direct operating expense rather than as interest expense for the six months ended June 30, 2004.

        The Company applied these changes prospectively commencing January 1, 2004.

Financial Instruments

        There have been no significant changes in the Company's financial arrangements since December 31, 2003. Refer to the Management's Discussion and Analysis in the Company's fiscal 2004 Annual Report.

Industry Risk and Uncertainties

        There have been no significant changes in industry risks and uncertainties since December 31, 2003. Refer to Management's Discussion and Analysis in the Company's fiscal 2004 Annual Report.

Use of Non-GAAP Financial Measures

        In addition to the results reported in accordance with Canadian GAAP, the Company uses various non-GAAP financial measures which are not recognized under Canadian or United States GAAP as supplemental indicators of our operating performance and financial position. These non-GAAP financial measures are provided to enhance the user's understanding of our historical and current financial performance and our prospects for the future. Management believes that these measures provide useful information in that they exclude amounts that are not indicative of our core operating results and ongoing operations and provide a more consistent basis for comparison between years. The following discussion defines the measures that the Company uses and explains why management believes they are useful measures of performance:

        Earnings (loss) before undernoted (EBITDA) and direct profit (loss)    The Company uses EBITDA and direct profit (loss) to measure operating performance. EBITDA, calculated using figures determined in accordance with Canadian GAAP, is defined as earnings (loss) before undernoted, which are earnings before amortization, unusual items, interest, equity losses in affiliates, minority interest, investment gains and losses, foreign exchange gains and losses, income taxes and discontinued operations, net of tax. Direct profit (loss) is defined as revenue less direct operating expenses, as defined in note 13 to the Company's consolidated financial statements.

        Operating earnings (losses) and net operating earnings (losses)    Operating earnings (losses) has been defined as earnings (loss) from operations before undernoted and discontinued operations, which are earnings before investment gains and losses, foreign exchange gains and losses, income taxes and discontinued operations, net of tax. Net operating earnings (losses) is defined as operating earnings (losses), net of an applicable portion of income tax.

        Adjusted EBITDA, adjusted operating earnings (losses), and adjusted net operating earnings (losses)    Earnings (loss) before undernoted and earnings (loss) from operations before undernoted and discontinued operations include cash and non-cash items that relate to restructuring activities in Entertainment. Management does not expect to undertake restructuring activities of a similar magnitude or nature in the imminent future and therefore believes that the impact of these activities and their associated charges should be eliminated when evaluating the current operating performance of the Company. For this reason, management has also used adjusted EBITDA, adjusted operating earnings, and adjusted net operating earnings to evaluate the performance of the business. Adjusted EBITDA has been defined as EBITDA less cash and non-cash restructuring items included in earnings (loss) before undernoted, adjusted operating earnings (loss) has been defined as operating earnings (loss) less cash and non-cash restructuring items included in earnings (loss) from operations before undernoted, and adjusted net operating earnings has been defined as adjusted operating earnings (loss), net of an applicable portion of income tax.

        Operating cash flow and free cash flow    Operating cash flow is defined as cash and cash equivalents provided by (used in) operating activities, excluding the net changes in other non-cash balances related to operations, less investments in property and equipment. Free cash flow is defined as the total of cash and cash equivalents provided by (used in) operating activities and provided by (used in) investing activities. Operating cash flow and free cash flow are measures used by the Company to measure its operating performance. Management uses operating cash flow and free cash flow to assess the Company's ability to satisfy working capital needs, repay debt and fund capital expenditures and acquisitions. These non-GAAP financial measures are provided to give users and investors a better understanding of the Company's cash flow from normal or operational business activities.

        While many in the financial community consider these non-GAAP financial measures to be important measures of operating performance, they should be considered in addition to, but not as a substitute for, net earnings (loss) from operations before discontinued operations, net earnings, cash flow and other measures of financial performance prepared in accordance with Canadian GAAP which are presented in the attached unaudited consolidated financial statements. In addition, these and related measures do not have any standardized meaning prescribed by Canadian GAAP and, therefore, are unlikely to be comparable with the calculation of similar measures used by other companies. EBITDA, direct profit (loss), operating earnings (losses), net operating earnings (losses), adjusted EBITDA, adjusted operating earnings (losses) and adjusted net operating earnings (losses) have been reconciled to their related Canadian GAAP measures on page 22. Operating cash flow and free cash flow have been reconciled to their related Canadian GAAP measures on page 23.

        The following table presents a reconciliation of net earnings (loss), as reported under Canadian GAAP, to EBITDA, direct profit (loss), operating earnings (loss), net operating earnings (loss), adjusted EBITDA, adjusted operating earnings (loss), and net adjusted operating earnings (loss) for the three months and six months ended June 30, 2004 and 2003 (in millions of Canadian dollars):

	For the three months ended June 30,		For the six months ended June 30,
	2004	2003	2004	2003
Net earnings (loss) for the year, as reported under Canadian GAAP	10.4	(7.1)	8.4	(19.6)
Add: Discontinued operations, net of tax	3.8	—	4.6	0.6
Provision for (recovery of) income taxes	3.0	6.1	6.1	14.8
Foreign exchange (gains) losses	2.3	(21.1)	4.9	(48.0)
Investment losses (gains), net	(0.1)	—	(0.4)	12.1

Earnings (loss) from operations before undernoted and discontinued operations (operating earnings (loss))	19.4	(22.1)	23.6	(40.1)
Add: Minority interest	9.7	0.9	17.5	2.4
Equity losses in affiliates	0.1	0.1	0.1	(0.1)
Interest	16.1	18.6	30.7	44.2
Unusual items	—	—	—	3.9
Amortization, including development costs charges	5.4	8.0	11.9	22.0

EBITDA	50.7	5.5	83.8	32.3

EBITDA	50.7	5.5	83.8	32.3
Add: Operating expenses	34.5	30.5	67.4	66.4

Direct profit (loss)	85.2	36.0	151.2	98.7

Operating earnings (loss)	19.4	(22.1)	23.6	(40.1)
Less: Provision for income taxes on operating earnings (loss)	3.2	(1.6)	6.8	(2.8)

Net operating earnings (loss)	16.2	(23.7)	16.8	(42.9)

Operating earnings (loss)	19.4	(22.1)	23.6	(40.1)
Add: Restructuring items in amortization, including development costs charges	0.2	—	1.9	—
Restructuring items included in operating expenses	0.5	—	1.0	—

Adjusted operating earnings (loss)	20.1	(22.1)	26.5	(40.1)

Adjusted operating earnings (loss)	20.1	(22.1)	26.5	(40.1)
Less: Provision for income taxes on adjusted operating earnings (loss)	3.4	(1.6)	7.8	(2.8)

Adjusted net operating earnings (loss)	16.7	(23.7)	18.7	(42.9)

EBITDA	50.7	5.5	83.8	32.3
Add: Restructuring items included in operating expenses	0.5	—	1.0	—

Adjusted EBITDA	51.2	5.5	84.8	32.3

        The following table presents a reconciliation of cash and cash equivalents provided by (used in) operating activities, as reported under Canadian GAAP, to operating cash flow and free cash flow for the three months ended June 30, 2004 and 2003 (in millions of Canadian dollars):

	For the three months ended June 30,		For the six months ended June 30,
	2004	2003	2004	2003
Cash and cash equivalents provided by (used in) operating activities, as reported under Canadian GAAP	(86.6)	(81.4)	(76.8)	(38.3)
Less: Net changes in other non-cash balances related to operations	(124.5)	(39.5)	(118.8)	32.0
Add: Investment in property and equipment	(0.5)	(0.4)	(1.4)	(1.5)

Operating cash flow	37.4	42.3	40.6	(71.8)

Cash and cash equivalents provided by (used in) operating activities, as reported under Canadian GAAP	(86.6)	(81.4)	(76.8)	(38.3)
Add: Cash and cash equivalents used in investing activities	(34.3)	(0.4)	(34.8)	1.2

Free cash flow	(120.9)	(81.8)	(111.6)	(37.1)

        Additional information relating to the Company, including the Annual Information Form, can be found on SEDAR at www.sedar.com.

QuickLinks

Alliance Atlantis Communications Inc. Consolidated Balance Sheets (unaudited) (in millions of Canadian dollars)
Alliance Atlantis Communications Inc. Consolidated Statements of Earnings (Loss) For the periods ended June 30, 2004 and June 30, 2003 (unaudited) (in millions of Canadian dollars)
Alliance Atlantis Communications Inc. Consolidated Statements of Deficit For the periods ended June 30, 2004 and June 30, 2003 (unaudited) (in millions of Canadian dollars)
Alliance Atlantis Communications Inc. Consolidated Statements of Cash Flows For the periods ended June 30, 2004 and June 30, 2003 (unaudited) (in millions of Canadian dollars)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Alliance Atlantis Communications Inc. Supplemental Information For the periods ended June 30, 2004 and June 30, 2003 (unaudited)
Management's Discussion and Analysis of Financial Condition and Results of Operations